PROSPECTUS	May 1, 2022

MEMBERS® Variable Universal Life CMFG Variable Life Insurance Account A Flexible Premium Variable Universal Life Insurance Policy Issued by CMFG Life Insurance Company

This Prospectus describes the Policy issued by CMFG Life Insurance Company (“CMFG Life”, “we”, “our” or “us”) and supported by the CMFG Variable Life Insurance Account (“Separate Account”). The Policy is designed as a long-term investment that attempts to provide significant life insurance benefits for the entire lifetime of the Insured.

This discussion in this Prospectus is meant for current Owners. We no longer issue new Policies and we no longer issue new riders on any Policy.

This Prospectus provides information that a prospective Owner should know before investing. You should keep this Prospectus for future reference as you consider the Policy in conjunction with other insurance you own.

With this Policy, you can allocate Net Premium and Accumulated Values to:

●	Subaccounts of the Separate Account, each of which invests in one of the mutual funds available under the Policy; or

●	An Interest Bearing Account, which credits a specified rate of interest.

A prospectus for each of the mutual funds in which the Separate Account invests accompanies this Prospectus. Please read these documents before investing and save them for future reference.

The mutual funds available under this Policy are listed at the back of this Prospectus in Appendix A: Funds Available Under the Policy.

Additional information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

An investment in the Separate Account is not a bank or credit union deposit and the Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Investment in the Separate Account involves certain risks including loss of premium (principal).

Please refer to the “Principal Risks of Investing in the Policy” section on page 11 of this Prospectus that describes certain risks associated with investing in a Policy.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved this Policy or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Table of Contents

i

Monthly Administrative Fee	25
Cost of Additional Benefits	25

ii

iii

GLOSSARY

Accumulated Value

The total of the values attributable to a Policy in all Subaccounts and the Interest Bearing Account plus the values attributable to it, if any, in the Loan Account and Deferred Charges Account.

Administrative Office

Located at 2000 Heritage Way, Waverly, Iowa 50677, or by calling 1-800-798-5500.

Age

The number of completed years from the Insured’s date of birth.

Attained Age

Age of the Insured on the most recent Policy Anniversary.

Beneficiary

Person or entity named to receive all or part of the Death Benefit Proceeds.

Cost of Insurance or COI

An insurance charge determined by multiplying the Cost of Insurance rate by the Net Amount at Risk.

Cash Value

Accumulated Value minus Deferred Charges that would be applicable if the Policy were surrendered at that time, but not less than zero.

CUNA Mutual Group

CMFG Life Insurance Company, its subsidiaries and affiliates.

Death Benefit Ratio

The ratio of Face Amount to Accumulated Value required by the Internal Revenue Code of 1986 (“Code”) for treatment of the Policy as a life insurance Policy. The Death Benefit Ratio varies by the Attained Age.

Death Benefit Option

One of two options that you may select for computation of the Death Benefit.

Death Benefit Proceeds

Amount to be paid if the Insured dies while the Policy is In Force.

Deferred Charges (“Surrender Charges”)

Sometimes referred to as surrender charges, they are the contingent deferred sales charge plus the contingent deferred administrative charge.

Deferred Charges Account

A non-segregated potion of our General Account where Deferred Charges accrued for each Policy are accumulated during the first Policy Year and the first 12 months after an increase in Face Amount. Amounts held in the Deferred Charges Account are credited with interest at a rate of at least 4% compounded annually. The Company may, at its sole discretion, credit rates in excess of 4%.

Due Proof of Death

Proof of death satisfactory to us. Such proof may consist of the following if acceptable to us:

a)	A certified copy of the death record;

b)	A certified copy of a court decree reciting a finding of death; and

c)	Any other proof satisfactory to us.

Face Amount

Under Death Benefit Option 1, the Face Amount is the greater of the Specified Amount, or the Accumulated Value on the date of death multiplied by the Death Benefit Ratio. Under Death Benefit Option 2, the Face Amount is the greater of the Specified Amount plus the Accumulated Value on the date of death, or the Accumulated Value on the date of death multiplied by the Death Benefit Ratio.

Fund

An investment portfolio of the Ultra Series Fund or the T. Rowe Price International Series, Inc.

General Account

Our assets other than those allocated to the Separate Account or another of our separate accounts.

In Force

Condition under which the Policy is active and the Insured’s life remains insured and sufficient Net Cash Value exists from premium payment or otherwise to pay the Monthly Deductions on a Monthly Day.

Good Order

An instruction that is received by the Company that is sufficiently complete and clear, along with all forms, information and supporting legal documentation (including any required spousal or joint owner’s consents) so that the Company does not need to exercise any discretion to follow such instruction. All orders to process a withdrawal request, a loan request, a request to surrender your Policy, a transfer request, or a death benefit claim must be in Good Order.

Indebtedness

Policy loans plus accrued interest on the loans.

Insured

Person whose life is insured under the Policy.

Issue Age

Age of Insured at the time the Policy was issued.

Interest Bearing Account

Part of our General Account to which Net Premiums may be allocated or Accumulated Value transferred.

Issue Date

The date from which Policy Anniversaries, Policy Years, and Policy months are determined.

Lapse

Condition when the Insured’s life is no longer insured under the Policy.

Loan Account

A portion of our General Account into which amounts are transferred from the Separate Account as collateral for Policy loans. Amounts held in the Loan Account are credited a fixed rate of interest. The Minimum Guaranteed Interest rate is described in the Policy.

Mailing Address

2000 Heritage Way, Waverly, IA 50677.

Maturity Date

The Maturity Date is the first Policy Anniversary after the Insured’s 95th birthday. Coverage under the Policy ceases on that date if the Insured is still alive, and maturity proceeds equal to the Net Cash Value as of that date are paid.

Monthly Day

Same day as the Issue Date for each month the Policy remains In Force. The Monthly Day is the first day of the Policy month. If there is no Monthly Day in a calendar month, the Monthly Day will be the first day of the next calendar month.

Monthly Deduction

The amount we deduct from the Accumulated Value each month. It includes the Cost of Insurance, the monthly administrative fee, the monthly Policy fee, and the cost of any additional benefits under riders.

Net Amount at Risk

As of any Monthly Day, the Face Amount (discounted for the upcoming month) less Accumulated Value (after the deduction of the Monthly Deduction).

Net Asset Value

The total current value of portfolio securities, cash, receivables, and other assets minus liabilities.

Net Cash Value

The Cash Value less any Indebtedness. This value is equal to the value attributable to the Policy in each Subaccount and the Interest Bearing Account and represents the amount an Owner would receive upon full surrender of the Policy.

Net Premiums

Premiums paid less any charges for Premium Tax (or tax in lieu of Premium Tax).

Owner (you, your)

The Owner as named in the application. The Owner may be other than the Insured.

Policy

MEMBERS® Variable Universal Life Policy.

Policy Anniversary

Same day and month as the Issue Date for each year the Policy remains In Force.

Policy Issue Date

The date as of which the Policy is issued and coverage takes effect. We measure Policy months, Policy Years, and Policy Anniversaries from the Policy Issue Date.

Policy Year

A twelve month period beginning on the Policy Issue Date or on a Policy Anniversary.

Premium Tax

An amount deducted from premium payments to cover Premium Tax (and tax in lieu of Premium Tax) currently charged by the Owner’s state of residence (except in Pennsylvania and Texas). State of residence is determined by the Owner’s mailing address as shown in our records. The term “in lieu of Premium Tax” means any income and any franchise tax assessed by a state as a substitute for Premium Tax.

Record Date

The date we record the Policy on our books as an In Force Policy.

Right-to-Examine Period

The period when you may cancel the Policy and receive a refund. The length of the period varies by state and is shown the cover page of your Policy.

Specified Amount

The amount chosen by the Owner which is used to determine the Face Amount.

Target Premium

The Target Premium is shown on the specifications page of the Policy. It is determined by dividing the minimum premium by 0.60.

Unit

A unit of measurement used to calculate the Accumulated Value in a Subaccount under a Policy.

Unit Value

The value determined by dividing Net Asset Value by the number of Subaccount units outstanding at the time of calculation.

Valuation Day

For each Subaccount, each day that the New York Stock Exchange is open for business except for days that the Subaccount’s corresponding Fund does not value its shares.

Valuation Period

The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

Written Request

A request in writing and in a form satisfactory to us signed by the Owner and received at our Mailing Address. A Written Request may also include a telephone or fax request for specific transactions that you make if permitted under our current administrative procedures.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY

Fees and Expenses	Location in Prospectus
Charges for Early Withdrawals

If you surrender the Policy within the first 9 Policy Years or during the first 9 Policy Years following an increase in Specified Amount, you will be subject to surrender charges (Deferred Charges) of up to $42.31 per $1,000 of the Specified Amount.

For example, if you surrender your Policy in the first Policy Year and the Specified Amount during the first Policy Year was $100,000, you could pay a surrender charge of up to $4,231.

Charges and Deductions Fee Table

Transaction Charges	In addition to surrender charges, you may also be charged for other transactions, including charges for each premium paid under the Policy, partial withdrawals, increases in the Specified Amount, transfers, and us providing you with a copy of the Policy and Policy related information previously provided to you.			Charges and Deductions Fee Table
Ongoing Fees and Expenses (annual charges)

In addition to surrender charges, transaction charges, various monthly Policy and administrative fees, and loan interest charges, you are also subject to certain ongoing fees and expenses, including fees and expenses covering the Cost of Insurance (“COI”) under the Policy and the cost of optional riders available under the Policy. Those fees and expenses may be set based on characteristics of the Insured (e.g., age, sex, and risk class). You should review the Policy specifications page of your Policy for rates applicable to your Policy.

You will also bear expenses associated with the Funds available under the Policy, as shown in the following table: (To be updated by amendment)

Charges and Deductions Fee Table
	Annual Fee	Minimum	Maximum
	Fund options (Fund fees and expenses)	______%[1]	______%[1]
1 As a percentage of Fund assets. Fund expenses are for the year ended December 31, 2021 and may change from year to year.
Risks				Location in Prospectus
Risk of Loss	You may lose money by investing in this Policy, including loss of the principal and previously credited interest.			Principal Risks of Investing in the Policy
Not a Short-Term Investment	The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is designed to meet long-term financial goals. Consequently, you should not purchase the Policy if you will need to access all or part of the surrender value in a short period of time.			Principal Risks of Investing in the Policy
Risks Associated with Investment Options	An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Subaccounts, or Funds, you choose. Each investment option (including the Interest Bearing Account) has its own unique risks, and you should review these investment options and the prospectuses for the Funds before making an investment decision.			Principal Risks of Investing in the Policy Interest Bearing Account Appendix A
Insurance Company Risks	An investment in the Policy is subject to the risks related to CMFG Life. Any obligations (including under the Interest Bearing Account), guarantees, or benefits of the Policy are subject to our claims-paying ability. More information about CMFG Life, including its financial strength ratings, is available upon request by contacting our Administrative Office by calling 1-800-798-5500, or at our Mailing Address.			Principal Risks of Investing in the Policy
Policy Lapse	Withdrawals, insufficient premium payments, and unpaid loans or loan interest may cause your Policy to Lapse. After lapse, you may reinstate the Policy subject to certain conditions described in the Prospectus, including the payment of the minimum payment amount, which is required to keep the Policy in force. Deferred Charges are assessed if Lapse occurred during the first twelve months following Policy issue or an increase in Specified Amount. The death benefit will not be paid if the Policy has Lapsed.			Principal Risks of Investing in the Policy The Policy – Lapse The Policy – Premiums to Prevent Lapse

Restrictions		Location in Prospectus
Investments

Generally, you may transfer Accumulated Value among the Subaccounts and the Interest Bearing Account, subject to certain limitations.

Transfers from the Interest Bearing Account to the Subaccounts are only permitted during the 30 day period following a Policy Anniversary. The Company reserves the right to limit each transfer from the Interest Bearing Account to 25% of the Interest Bearing Account. In addition, transfers are also subject to frequent trading or market timing policies described in this Prospectus. The Company currently waives both the 30 day restriction and the 25% restriction on transfers from the Interest Bearing Account.

We reserve the right to remove or substitute Subaccounts as investment options.

The Policy – Transfer of Values The Policy – Additional Transfer Limitations The Policy – Dollar-Cost Averaging Addition, Deletion, or Substitution of Investments
Optional Benefits	Optional Benefits are subject to additional charges. Optional Benefits are no longer available for purchase.	The Policy – Partial Withdrawals Other Benefits Available Under the Policy
Taxes		Location in Prospectus
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.

Any gain on your Policy is taxed at ordinary income tax rates when withdrawn, and you may have to pay a penalty tax if you take a withdrawal before you reach age 59½.

If your Policy becomes a Modified Endowment Contract or MEC, partial withdrawals, surrenders and loans under it are taxable as ordinary income to the extent such amounts represent earnings under the Policy. For this purpose, any partial withdrawals, surrenders and loans are considered first a distribution of earnings under the Policy, and when earnings are fully distributed, a distribution of the Owner’s investment in the Policy. You may also have to pay a penalty tax if you take a distribution before you reach age 59½.

Federal Income Tax Considerations
Conflicts of Interest		Location in Prospectus
Investment Professional Compensation	Your registered representative may receive compensation for selling this Policy to you in the form of commissions, various cash benefits, such as insurance benefits, bonuses and financing arrangements, and non-cash compensation items. This conflict of interest may influence your registered representative to recommend this Policy over another investment.	Distribution of the Policy
Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own your existing Policy.	Tax-Free “Section 1035” Exchanges

OVERVIEW OF THE POLICY

What is the purpose of the Policy, and what is it designed to do? The MEMBERS® Variable Universal Life Policy is a variable life insurance policy that provides a death benefit. The Policy is designed as a long-term investment that attempts to provide significant life insurance benefits for the entire lifetime of the Insured through investment in the Interest Bearing Account and one or more of the Subaccounts of the CMFG Variable Life Insurance Account (“Separate Account”). You can allocate Net Premiums and Accumulated Value among these investment options.

In exchange for your premium payments, upon the death of the Insured, we will pay your Beneficiary a death benefit based on one of the two Death Benefit Options available under the Policy while the Policy is In Force.

Variable life insurance is designed to help meet long-term insurance needs. It is not suitable as a vehicle for short-term savings. The Policy is not intended for people who need to take early or frequent withdrawals or who intend to engage in frequent trading among the Subaccounts.

We no longer issue new Policies or new riders on any Policy.

How are premium payments treated under the Policy? The Policy requires an initial premium. The amount of your Policy’s Specified Amount determines the amount of your initial premium. After you pay the initial premium, the Policy offers premium flexibility, which allows you to pay additional premiums in any amount and at any time while your Policy is In Force, within certain limits. The Policy provides for a schedule of planned annual premiums determined by you. You are not required to pay premiums according to the schedule. You can vary the frequency and amount of premiums, and can skip premiums, although you must maintain sufficient Net Cash Value to keep the Policy In Force. Payment of insufficient premiums may cause your Policy to Lapse.

When we received a premium payment in Good Order, we deduct state Premium Tax charges. The remaining amount, known as the Net Premium, is allocated to the Subaccounts and the Interest Bearing Account according to the percentages selected by the Owner on the Policy application. The part of your premium that you invest in the Subaccounts is held in the Separate Account, which is an account separate from the general assets of the Company. Each Subaccount of the Separate Account purchases shares in a corresponding mutual fund (“Fund”). Information about each Fund available under the Policy is provided at the back of this Prospectus. See Appendix A: Underlying Funds Available Under the Policy.

Net Premium and Accumulated Value allocated to the Interest Bearing Account become part of our General Account, which supports insurance and annuity obligations other than those funded by various separate accounts. All Accumulated Value allocated to the Interest Bearing Account is credited interest daily at a net effective interest rate of at least 4%. We may credit a higher rate at our sole discretion.

Federal Regulations, such as The Internal Revenue Code of 1986, as amended (IRC), place restrictions on the amount of money you may put into a life insurance contract and still meet the definition of life insurance for tax purposes. In order for a Policy to meet the IRC’s guidelines, either the Cash Value Accumulation Test or the Guideline Premium Test must be chosen. Regardless of whether you choose the Guideline Premium Test or the Cash Value Accumulation Test, we have the right to refund a premium paid in any year if it will increase the insurance risk under the Policy.

Policy Features

Choice of Death Benefit Options. The Policy offers a choice of two Death Benefit Options: Death Benefit Option 1 and Death Benefit Option 2.

●	Death Benefit Option 1. The Face Amount is the greater of the Specified Amount; or the Accumulation Value on the date of death multiplied by the Death Benefit Ratio.

●	Death Benefit Option 2. The Face Amount is the greater of the Specified Amount plus the Policy’s Accumulated Value on the date of death; or the Accumulated Value on the date of death multiplied by the Death Benefit Ratio.

See the Death Benefit section for more information.

Surrenders and Partial Withdrawals. You may surrender your Policy, and we will pay you its Net Cash Value (the Cash Value less any Indebtedness). We will deduct any applicable charges. Surrender terminates the Policy and all insurance. You may also withdraw part of the Net Cash Value, which may be subject to a partial withdrawal fee. A partial withdrawal will reduce your Policy value, may increase the risk that the Policy will Lapse, and reduces the death benefit payable. If your Policy becomes a MEC, loans, surrenders and partial withdrawals are subject to federal income taxes, as well as a penalty tax if you are under age 59½ and are not disabled.

Loans. Subject to certain conditions, at any time prior to the Maturity Date while the Insured is still living and the Policy is In Force, you may borrow money from the Accumulated Value up to the Cash Value. The Company will charge interest on loans and there could be adverse tax consequences for taking loans from the Policy.

Transfers. Within certain limits, you may transfer Accumulated Value among the Subaccounts and the Interest Bearing Account. Transfers from the Interest Bearing Account to the Subaccounts are only permitted during the 30 day period following a Policy Anniversary. The Company reserves the right to limit each transfer from the Interest Bearing Account to 25% of the Interest Bearing Account. The Company currently waives both the 30-day restriction and the 25% restriction on transfers from the Interest Bearing Account.

We also offer an automated transfer program: dollar cost averaging. Transfers may be subject to a fee.

Minimum Death Benefit Guarantee. If the Target Premium is paid until the later of Attained Age 65 or 10 years from the Issue Date the Policy will not Lapse during those years. The Target Premium will be shown on the specifications page of each Policy.

No-Lapse Guarantee. If you make sufficient planned annual premiums each year for the first three Policy Years, the no-Lapse guarantee will remain in effect and you Policy will not Lapse during those years. If any requested increase in Specified Amount is made during the first three Policy Years, the no-Lapse guarantee is voided.

Tax Benefits. You are generally not taxed on the Policy’s earnings until you withdraw value from your Policy. Your Beneficiary may receive the death benefit free of income tax.

Optional Benefits.

There are a number of optional benefits available under the Policy which are listed below.

Optional Benefits

●	Children’s Insurance Rider. Provides level term insurance to children of the Insured.

●	Guaranteed Insurability Rider. Permits additional insurance to be purchased on the life of the Insured without evidence of insurability.

●	Accidental Death Benefit Rider. Pays an additional death benefit on the life of the Insured if death occurs due to accidental bodily injury before Age 70.

●	Automatic Increase Rider. Provides for automatic increases in the Policy’s Specified Amount without evidence of insurability.

●	Other Insured Rider. Provides level term insurance to the Insured or another person within the Insured’s immediate family.

●	Term Insurance Rider. Provides term insurance on the primary Insured.

●	Disability Waiver of Monthly Deductions Rider. Waives Monthly Deductions for administrative and life insurance costs during the Insured’s total disability.

●	Disability Benefit Waiver of Premium and Monthly Deduction Rider. Waives Monthly Deductions for administrative and life insurance costs during the Insured’s total disability.

●	Accelerated Death Benefit Option Endorsement. Advance payment of up to 50% of a Policy’s eligible death benefit if the Insured is terminally ill.

●	Executive Benefits Plan Endorsement. Waives the Deferred Charges on the Policy to which it is attached.

The riders available with this Policy are described in the “Other Benefits Available Under the Policy” section of this Prospectus. An additional charge may apply if you elect a rider.

Additional Services

●	Dollar Cost Averaging Program. Provides for the systematic transfer, on a monthly basis, of specified dollar amounts from the Vanguard Variable Insurance Fund Money Market Subaccount to other Subaccounts.

FEE TABLE

The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning, and surrendering or making withdrawals from the Policy. Please refer to your Policy specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that he or she buys the Policy, surrenders or makes withdrawals from the Policy, or transfers Policy value among the Subaccounts and the Interest Bearing Account.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Maximum Guaranteed Charge	Current Charge
Premium Expense Charge (Taxes)	Upon receipt of each premium payment	0-3.5% of each premium payment, depending on the Insured’s state of residence	0-3.5% of each premium payment, depending on the Insured’s state of residence
Surrender Charge (Deferred Sales and Administrative Charge)[1] (Minimum and Maximum Charge)	Upon surrender during the first 9 Policy Years, or during the first 9 Policy Years following an increase in Specified Amount	$0.87 - $42.31 per $1,000 of Specified Amount during the first Policy Year[2]	$0.87 - $42.31 per $1,000 of Specified Amount during the first Policy Year[2]
Charge for a male Insured, Issued Age 38, in the non-smoker rating class	Upon surrender during the first 9 Policy Years, or during the first 9 Policy Years following an increase in Specified Amount	$8.95 per $1,000 of Specified Amount	$8.95 per $1,000 of Specified Amount
Partial Withdrawal Fee	Upon partial withdrawal	The lesser of: $25 per withdrawal, or 2% of the amount withdrawn	None
Specified Amount Increase Charge	Upon increase in Specified Amount[3]	$50 for each Specified Amount increase after the first in a Policy Year	$50 for each Specified Amount increase after the first in a Policy Year
Transfer Fee	Upon every transfer other than the first four transfers in a Policy Year	$20	None
Executive Benefits Plan Endorsement	Upon exercise during the first 2 Policy Years	$150	None
Duplicate Policy Fee	Upon request for a duplicate Policy	$30	None
Accelerated Death Benefit Option Endorsement	At the time the Accelerated Death Benefit is paid	$300	$300

[1]	The contingent deferred sales and administrative charge varies based on the Insured’s Attained Age, gender, rating class, Policy Year, and Specified Amount (or increase in Specified Amount). The charge shown in the table may not be typical of the charges you will pay. Your Policy’s specifications page will indicate the charges for your Policy, and more detailed information concerning your charges is available on request from us. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the Insured’s Issue Age and rating class, the Death Benefit Option, Specified Amount, planned premium, and riders you select.

[2]	The surrender charge decreases annually each year during the first 9 Policy Years or the first 9 years after an increase in Specified Amount. After the 9th year, there is no charge.

[3]	We do not assess a Specified Amount increase charge for the first increase in a Policy Year.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Maximum Guaranteed Charge	Current Charge
Research Fee	Upon request for information that is duplicative of information previously provided to you and that requires extensive research	$50	$50

The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Fund fees and expenses.

Periodic Charges Other Than Annual Fund Operating Expenses
Charge	When Charge is Deducted	Annual Amount Deducted
		Maximum Guaranteed Charge	Current Charge
Base Policy Charge:
Policy Fee	On Policy Issue Date and Monthly Days	$72[4,5]	$72[4,5]
Monthly Administrative Fee	On Policy Issue Date and monthly on Monthly Day, during Policy Years 1 – 10 or during the first 10 Policy Years following an increase in Specified Amount	$0.45 per $1,000 of Specified Amount or increase in Specified Amount[5]	$0.45 per $1,000 of Specified Amount or increase in Specified Amount [5]
Cost of Insurance[6] (Minimum and Maximum Charge)	On Policy Issue Date and Monthly Days	$0.68 – $311.27 per $1,000 of Net Amount at Risk[5]	$0.48 – $178.37 per $1,000 of Net Amount at Risk[5]
Charge for a male Insured, Issued Age 38 in the non-smoker rating class	On Policy Issue Date and Monthly Days	$2.07 per $1,000 of Net Amount of Risk[8]	$2.07 per $1,000 of Net Amount of Risk[8]
Mortality and Expense Risk Charge	Daily	0.90% of value held in the Subaccounts and the Interest Bearing Account	0.90% of value held in the Subaccounts and the Interest Bearing Account
Loan Interest Spread	On Policy Anniversary or earlier as applicable[7]	4.00%	2.00%

[4]	$36.00 for Issue Ages 0-19.

[5]	The annual amount is shown, 1/12th of this amount is deducted on each Monthly Day.

[6]	Cost of Insurance varies based on the Insured’s Attained Age, gender, rating class, Policy Year and Net Amount at Risk. The Cost of Insurance shown in the table may not be typical of the charges you will pay. Cost of Insurance rate changes will depend on the Company’s expectations as to future mortality experience. Your Policy’s specifications page will indicate the guaranteed Cost of Insurance charge for your Policy. More detailed information concerning your Cost of Insurance is available on request from us. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the Insured’s Issue Age and rating class, the Death Benefit Option, Specified Amount, planned premium, and riders you select.

[7]	Loan interest must be paid in arrears on each Policy Anniversary, or, if earlier, on the date of loan repayments, Lapse, surrender, or the Insured’s death. The loan interest spread is the difference between the rate of interest we charge you for a loan and the amount of interest we credit to your Loan Account.

[8]	The annual amount is shown 1/12th of this amount is deducted on each Monthly Day.

Periodic Charges Other Than Annual Fund Operating Expenses
Charge	When Charge is Deducted	Annual Amount Deducted
		Maximum Guaranteed Charge	Current Charge
Rider Charges:[9]
Accidental Death Benefit Rider (Minimum and Maximum Charge)	On Policy Issue Date and Monthly Days	$0.46 – $1.86 per $1,000 of Accidental Death Benefit[10]	$0.46 – $1.86 per $1,000 of Accidental Death Benefit[10]
Charge for a male Insured, Issue Age 33 in the non-smoker rating class	On Policy Issue Date and Monthly Days	$0.68 per $1,000 of Accidental Death Benefit[10]	$0.68 per $1,000 of Accidental Death Benefit[10]
Children’s Insurance Rider	On Policy Issue Date Monthly Days	$9.00 per Unit of coverage[10]	$9.00 per Unit of coverage[10]
Guaranteed Insurability Rider (Minimum and Maximum Charge)	On Policy Issue Date and Monthly Days	$0.87 - $2.07 per $1,000 of coverage[11]	$0.87 - $2.07 per $1,000 of coverage[11]
Charge for a male Insured, Issue Age 13, in the standard rating class	On Policy Issue Date Monthly Days	$1.18 per $1,000 of coverage[11]	$1.18 per $1,000 of coverage[11]
Automatic Increase Rider (Minimum and Maximum Charge)	On Policy Issue Date and Monthly Days	$0.25 – $0.50 per $1,000 of annual increase[11]	$0.25 – $0.50 per $1,000 of annual increase[11]
Charge for a male non-smoker issue age 37	On Policy Issue Date and Monthly Days	$0.50 per $1,000 of annual increase[11]	$0.50 per $1,000 of annual increase[11]
Other Insured Rider (Minimum and Maximum Charge)	On Policy Issue Date and Monthly Days	$0.68 – $311.27 per $1,000 of Net Amount at Risk plus $20[11]	$0.48 – $178.37 per $1,000 of Net Amount at Risk plus $20[11]
Charge for a female Insured, Issue Age 36, in the non-smoker rating class	On Policy Issue Date and Monthly Days	$1.61 per $1,000 Net Amount at Risk plus $20[11]	$1.53 per $1,000 Net Amount at Risk plus $20[11]
Term Insurance Rider (Minimum and Maximum Charge)	On Policy Issue Date and Monthly Days	$0.068 – $311.27 per $1,000 of coverage[11]	$0.48 – $178.37 per $1,000 of coverage[11]
Charge for a male Insured, Issue Age 37, in the non-smoker rating class	On Policy Issue Date and Monthly Days	$1.94 per $1,000 of Net Amount at Risk[11]	$1.23 per $1,000 of coverage[11]
Disability Waiver of Monthly Deductions Rider (Minimum and Maximum Charge)	On Policy Issue Date and Monthly Days	2.20% - 24.20% of Monthly Deductions[11]	2.20% - 24.20% of Monthly Deductions[11]

[9]	Charges for the Accidental Death Benefit Rider, Automatic Increase Rider, Guaranteed Insurability Rider, Other Insured Rider, Term Insurance Rider, Disability Waiver of Monthly Deduction Rider, and Disability Waiver of Monthly Deduction and Premium Rider vary based on the Insured’s Attained Age, gender, and rating class, and may vary based on Policy Year, Specified Amount, and Net Amount at Risk. Charges based on actual age may increase as the Insured ages. The rider charges shown in the table may not be typical of the charges you will pay. Your Policy’s specifications page will indicate the rider charges for your Policy, and more detailed information concerning these rider charges is available on request from us. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the Insured’s Issue Age and rating class, the Death Benefit Option, Specified Amount, planned premium, and riders that you select. We are not currently issuing new riders on any Policy.
[10]	The annual amount is shown 1/12th of this amount is deducted on each Monthly Day.
[11]	The annual amount is shown, 1/12th of this amount is deducted on each Monthly Day.

Periodic Charges Other Than Annual Fund Operating Expenses
Charge	When Charge is Deducted	Annual Amount Deducted
		Maximum Guaranteed Charge	Current Charge
Charge for a male Insured, Attained Age 31, in the non-smoker rating class	On Policy Issue Date and Monthly Days	4.5% of Monthly Deductions[11]	4.5% of Monthly Deductions[11]
Disability Waiver of Premium and Monthly Deductions Rider (Minimum and Maximum Charge)	On Policy Issue Date and Monthly Days	2.20% - 24.20% of Monthly Deductions and 2.25% to 12.10% of premium to be waived	2.20% - 24.20% of Monthly Deductions and 2.25% to 12.10% of premium to be waived
Charge for a male Insured, Attained Age 33, in the non-smoker rating class	On Policy Issue Date and Monthly Days	4.5% of Monthly Deductions and 2.25% of premium to be waived	4.5% of Monthly Deductions and 2.25% of premium to be waived

The next table describes the minimum and maximum total operating fees and expenses (before waiver or reimbursement) charged by any of the Funds that you may pay periodically during the time you own the Policy. The range below is for the year ended December 31, 2021. The expenses may change from year to year. A complete list of Funds available under the Policy, including their annual expenses, may be found at the back of this Prospectus in Appendix A: Underlying Funds Available Under the Policy.

Annual Fund Operating Expenses: (To be updated by amendment)

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or 12b-1 fees, and other expenses)	__%	___%

PRINCIPAL RISKS OF INVESTING IN THE POLICY

The Policy is unsuitable as a short-term savings vehicle. The Policy may be appropriate if you have a long-term investment horizon and is not intended for short-term investment, and is therefore not appropriate if you may need to make early or frequent withdrawals or intend to engage in frequent trading. The principal risks of investing in a Policy are as follows:

●	If the Funds you choose perform poorly, you could lose some or all of the premiums you pay.

●	If the Funds you choose do not make enough money to pay for the Policy charges, except to the extent provided by the no-Lapse guarantee or minimum death benefit guarantee, you may have to pay more premiums to keep your Policy from terminating.

●	Your Policy will lapse and possibly terminate without value if it does not have enough Net Cash Value to pay the Monthly Deduction when due, and this could occur due to insufficient premium payments, Policy fees, Policy loans, partial withdrawals, and/or poor investment performance. If your Policy lapses and terminates you will not be paid a death benefit.

●	If you take a Policy loan or a partial withdrawal you may decrease the Net Cash Value and death benefit, risk the loss of the No-Lapse Guarantee and the Minimum Death Benefit Guarantee, and increase the risk of Policy Lapse. We charge interest on Policy loans. Amounts held in the Loan Account do not participate in the investment results of the Subaccounts.

●	We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables in the “Fee Table” section in this Prospectus.

●	There may be adverse tax consequences associated with taking a Policy loan or making a partial withdrawal from your Policy.

●	You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a Policy.

●	Partial withdrawals from your Policy are available only as long as the withdrawal does not reduce the Specified Amount to less than $40,000 ($8,000 for issue ages 65 and over).

●	The guarantees we make to you under this Policy are supported by CMFG Life’s General Account and are subject to CMFG Life’s claims paying ability. You should look solely to the financial strength of CMFG Life for its claims-paying ability.

Your Policy permits other transactions that also have risks. These and other risks and benefits of investing in a Policy are discussed in detail throughout this Prospectus.

A comprehensive discussion of the risks of each Fund may be found in the prospectuses for the Funds.

CMFG LIFE INSURANCE COMPANY

CUNA Mutual Insurance Society is a stock insurance company that was originally organized in Wisconsin in 1935. CUNA Mutual Life Insurance Company merged with CUNA Mutual Insurance Society effective on December 31, 2007. CUNA Mutual Insurance Society reorganized into a stock insurance company incorporated in Iowa within a mutual insurance holding company structure and was renamed CMFG Life Insurance Company on January 31, 2012.

We are one of the world’s largest direct underwriters of credit life and disability insurance, and are a major provider of qualified pension products to credit unions. Further, we offer fixed and variable annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance.

CUNA Brokerage Services, Inc. (“CBSI”) is our indirect wholly owned subsidiary.

As of December 31, 2021, we and our subsidiaries had approximately $26 billion in assets, and we had more than $66 billion of life insurance in force. The Company does not file reports under the Securities Exchange Act of 1934, as amended, in reliance on applicable regulation.

The Separate Account and the Funds

The Separate Account was established by CUNA Mutual Life Insurance Company on August 16, 1983. CUNA Mutual Life Insurance Company merged with us as of December 31, 2007. Although the assets in the Separate Account are our property, the income, gains, and losses credited to, or charged against, the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of our other assets. The assets attributable to the Policies are not chargeable with liabilities arising out of any other business that we may conduct. The assets of the Separate Account are available to cover our general liabilities only to the extent that the Separate Account’s assets exceed its liabilities arising under the Policies and any other policies supported by the Separate Account. We are obligated to pay all amounts promised to investors under the Policies. We may transfer to the General Account any assets of the Separate Account that are in excess of reserves and other contract liabilities. Periodically, the Separate Account makes payments to us for Mortality and Expense Charges.

The Separate Account is divided into Subaccounts. The income, gains and losses, realized or unrealized, from the assets allocated to each Subaccount are credited to or charged against that Subaccount without regard to income, gains or losses from any other Subaccount.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”). Registration with the SEC does not involve supervision of the management, investment practices, or policies of the Separate Account or of us by the SEC. The Separate Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

We do not guarantee the investment experience of the Separate Account or of any Subaccount. Accumulated Value varies daily with the value of the assets under the Separate Account. The Death Benefit Proceeds may also vary with the value of the assets in the Subaccounts selected by the Owner. To the extent that the Death Benefit Proceeds payable upon the death of the Insured exceed the Accumulated Value, such amounts, like all other benefits payable under a Policy, are our general obligations and payable out of our General Account.

The outbreak of the novel strain of coronavirus in 2020, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. The Company has enacted its business interruption plans and is able to continue to operate effectively. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the effectiveness of the interventions put in place. It is currently not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.  Further, these uncertainties have the potential to negatively affect the risk of credit default for the issuers of debt securities held by the Company, requiring an additional credit loss allowance.  Additionally, the Company has reinsurance recoverable and assets on deposit balances that are not collateralized, and the Company retains the risk of loss in the event CMFG Life is unable to meet its obligations assumed under the reinsurance agreements. The Company believes the risk of non-collection (from its upstream parent) continues to be remote, but the impacts of the COVID-19 outbreak are not yet fully understood. The Company has a strong capital position, low leverage and high liquidity and expects to be able to address its ongoing obligations.

From time to time, the Funds may reorganize or merge with other mutual funds. If that occurs, we will process any instructions to allocate to the Subaccount investing in the merged fund post-merger instead to the Subaccount investing in the surviving fund.

Information about each Fund, including its name, type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objectives, investment adviser and any sub-investment adviser, current expenses, and performance is available in Appendix A to this Prospectus. See Appendix A: Underlying Funds Available Under the Policy. Each Fund has issued a prospectus that contains more detailed information about the Fund. To receive a current copy of a prospectus for each of the Funds, you may contact our Administrative Office by calling 1-800-798-5500, or at our Mailing Address.

More Information About the Funds

In addition to the Separate Account, the Funds may sell shares to separate accounts of other insurance companies to support variable annuity contracts and variable life insurance policies, or to certain pension and retirement plans qualifying under Section 401 of the Code.

These Funds are not available for purchase directly by the general public, and are not the same as other mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain Funds available under the Policy may be very similar to the investment objectives and policies of other Funds that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance of the Funds available under the Policy may be lower or higher than the investment performance of these other (publicly available) Funds. There can be no assurance, and we make no representation, that the investment performance of any of the Funds available under the Policy will be comparable to the investment performance of any other Fund, even if the other Fund has the same investment adviser or manager, the same investment objectives and policies, and a very similar name. Please note that during extended periods of low interest rates, the yields of the Vanguard Variable Insurance Fund Money Market Subaccount may become extremely low and possibly negative.

To reduce service expenses, we intend to send only one copy of the fund’s reports per household regardless of the number of Owners at the household. However, any Owner may obtain additional reports upon Written Request.

Selection of the Funds

We select the Funds offered through the Policy, review them periodically, and may remove a Fund or limit its availability to new premiums and/or transfers of Accumulated Value if we determine the Fund no longer satisfies one or more of our selection criteria and/or if the Fund has not attracted significant allocations from Owners. We may consider various factors, including, but not limited to, asset class coverage, the investment objectives of a Fund, strength of an adviser’s or a sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm.

We have entered into agreements with the investment advisers of several of the Funds under which the investment adviser pays us a servicing fee based upon an annual percentage of the average daily net assets invested by the Separate Account (and other of our separate accounts) in the Funds managed by that adviser. These percentages differ, and some advisers may pay us more than others. These fees are in consideration for administration services provided to the Funds by us. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders.

You should carefully consider the investment objectives, risks, and charges and expenses of the Funds before investing. The Funds’ prospectuses contain this and other information. You can receive a current copy of a prospectus for each of the Funds by contacting us at our Mailing Address.

The INTEREST BEARING ACCOUNT

The Interest Bearing Account is part of our General Account. We use General Account assets to support our insurance and annuity obligations other than those funded by various separate accounts. The Interest Bearing Account is not subject to the same laws as the Separate Account. However, information relating to the Interest Bearing Account is subject to federal securities laws relating to accuracy and completeness of prospectus disclosure. Subject to applicable law, we have sole discretion over investment of the Interest Bearing Account’s assets. We bear the full investment risk for all assets contributed to the Interest Bearing Account. We guarantee that all Accumulated Value allocated to the Interest Bearing Account is credited interest daily at a net effective interest rate of at least 4%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. The Interest Bearing Account is not available in New Jersey.

The Policy

The Policy

We no longer issue new Policies or new riders on any Policy. Please note that certain provisions of your Policy may be different than the general description in this Prospectus, and certain riders and options may not be available because of legal restrictions in your state. All material state variations are disclosed in the Prospectus. Contact us at our Mailing Address or see your Policy for specific variations since any such variations will be included in your Policy or in riders or endorsements attached to your Policy.

Flexibility of Premiums

The Policy provides for a schedule of planned annual premiums determined by you. You are not required, however, to pay premiums in accordance with the schedule. Premiums are generally flexible both as to timing and amount. Premiums must be large enough to keep the Policy In Force. You may pay premiums after the initial premium at any time while the Policy is In Force.

We will process additional Premium at the Unit Value next determined after the request is received in Good Order at our Mailing Address. If we receive your Premium on a Valuation Day at our Mailing Address in Good Order by the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time), your Premium will be applied with that day’s Accumulation Unit Value.

If you want the no-Lapse guarantee to be in effect, you must make planned annual premium payments in an amount that, if paid each year for the first three Policy Years, will keep the no-Lapse guarantee in effect. The specifications page of your Policy indicates the minimum premium. If you want the minimum death benefit guarantee to be in effect so that the Policy will not Lapse during the later of the Insured’s Attained Age 65 or 10 years from the Issue Date, you must pay the Target Premium until the later of Attained Age 65 or 10 years from the Issue Date. The Target Premium is generally determined by dividing the minimum premium by 0.60, and is shown on the specifications page of your Policy.

If you do not choose to utilize the no-Lapse guarantee or minimum death benefit guarantee, the initial premium is at least one-twelfth (1/12) of the minimum premium. The minimum premium is the minimum annual amount that, if paid each year for the first three Policy Years, will keep the no-Lapse guarantee in effect for that time. The minimum initial premium for your Policy is shown on the Policy’s data page.

We may refuse any premium payment that is less than $25.

The total of all premiums paid may never exceed the maximum premium limitation determined by the Code for treatment of the Policy as a life insurance policy. If at any time a premium is paid which would result in total premiums exceeding the maximum premium limitation, we will only accept that portion of the premium which would make total premiums equal the maximum. We will return any excess amount and will not accept further premiums until the maximum premium limitation increases.

We may refuse any Premium or part of a Premium that would increase the Face Amount by more than the amount of the Net Premium.

Allocation of Net Premiums

You determine what percentages of the Net Premiums are allocated to each Subaccount and the Interest Bearing Account. The minimum allocation is 1% of any Net Premium using whole percentages. If the initial premium is received before we issue the Policy, it is held in our General Account until the Issue Date. On the first Valuation Day following the Record Date, the Net Premium plus interest from the Issue Date, and less Monthly Deductions and amounts held in the Deferred Charges Account are allocated to the Subaccounts of the Separate Account and the Interest Bearing Account in the percentages established by the Owner and recorded on the application for the Policy. These allocations apply to future Net Premiums until the allocations are changed by the Owner, please refer to the Change of Allocation section.

Lapse

Unless the no-Lapse Guarantee or minimum death benefit guarantee is in effect (See “Premiums to Prevent Lapse” below), if your Net Cash Value on any Monthly Day is insufficient to pay the Monthly Deduction, then we will mail you a written notice informing you that a grace period has begun under the Policy. The grace period will end 61 days after the date on which we must receive the payment. If sufficient Net Premium is not paid during the grace period, the Policy will Lapse without value. The Net Premium required to terminate the grace period is that which is sufficient to pay overdue Monthly Deductions plus the anticipated amount of the next two Monthly Deductions and loan interest due during the grace period. If the Insured dies during the grace period, unpaid Monthly Deductions and any outstanding loan balance will be deducted from the Death Benefit Proceeds.

In general, the grace period under your Policy is 60 days and your Policy will Lapse or terminate without value if you do not pay sufficient premium before the end of the grace period to keep your Policy inforce.

Reinstatement

You may ask to have a Lapsed Policy reinstated. We will reinstate a Policy based upon the original terms of the Policy if all of the following conditions are met:

●	The Owner makes a Written Request to reinstate the Policy within five years after the Lapse.

●	The Insured meets our insurability requirements.

●	The Owner pays Net Premiums in an amount sufficient to increase the Net Cash Value to zero by the end of the grace period plus the anticipated amount of three monthly deductions and any loan interest due.

●	If Lapse occurs during the twelve months following the Issue Date or a Specified Amount increase, you pay an amount equal to the difference between Deferred Charges on the date of Lapse and Deferred Charges on the date of reinstatement, computed as if the Lapse had not occurred.

●	You pay the amount of or reinstate any loan outstanding as of the date of Lapse.

A reinstatement becomes effective only after we approve it. We will reinstate Accumulated Value to the Deferred Charges Account in an amount equal to the lesser of the Deferred Charges on the date of Lapse or Deferred Charge on the date of reinstatement, computed as if the Policy had not Lapsed. After reinstatement, the Deferred Charges will be handled as if the Lapse had not occurred. Cost of Insurance rates following reinstatement, if approved, will be based upon the risk classification of the reinstated policy.

Premiums to Prevent Lapse

If your Policy meets the premium requirements of one of the guarantees described below, your Policy will continue In Force for the duration of the guarantee. The guarantees described may vary by state. See “Other Benefits Available Under the Policy” for more information.

a.	No-Lapse Guarantee: If at all times during the first three Policy Years the sum of the premiums received to date, less all partial withdrawals and Indebtedness, is at least equal to the monthly minimum premium multiplied by the number of months (plus one month) the Policy has been In Force, the Policy will not Lapse.

b.	Minimum Death Benefit Guarantee: The minimum death benefit guarantee provides that we will pay a minimum amount of death benefit if, at all times, the sum of the premiums received to date, less all partial withdrawals and Policy loans, is at least equal to the monthly Target Premium multiplied by the number of months (plus one month) the Policy has been In Force.

Death Benefit Proceeds

Payment of Death Benefit Proceeds. When we receive satisfactory, written proof of the Insured’s death at our Mailing Address, we will pay the Death Benefit Proceeds to the Beneficiary. If no Beneficiary survives the Insured, we will pay the Death Benefit Proceeds to you, the owner, if living, or to your estate. The death benefit is paid when we have received Due Proof of Death and proof (in Good Order) of each Beneficiary’s interest, which shall include the required documentation and proper instructions from each Beneficiary. In general, we will pay the Death Benefit Proceeds within 7 days from the date we receive all required documentation in Good Order. However, we may defer making a payment under certain circumstances. See “Suspension of Payments” for more information.

We will pay Death Benefit Proceeds payable to your estate in one sum. We will pay Death Benefit Proceeds payable to you or to other Beneficiaries in one sum unless another settlement option is selected. If the Beneficiary is not a natural person, Death Benefit Proceeds due may only be applied under settlement options we consent to.

We pay interest on single sum Death Benefit Proceeds from the date we receive proof of death (or from the date of the Insured’s death, if required by law), until the date of payment. Interest is paid at an annual rate that we determine.

During the Insured’s lifetime, you may elect a settlement option for the payment of the Death Benefit Proceeds. To make such an election, we must receive (in Good Order) the written consent of all Irrevocable Beneficiaries and assignees. After the Insured’s death, if you did not select a settlement option, any Beneficiary entitled to receive the proceeds in one sum may select a settlement option.

Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of 3 to 5 years from the policy’s Maturity Date or date the Death Benefit Proceeds are due and payable.  For example, if the payment of Death Benefit Proceeds has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary, or the Beneficiary does not come forward to claim the Death Benefit Proceeds in a timely manner, the Death Benefit Proceeds will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile.  This “escheatment” is revocable, however, and the state is obligated to pay the Death Benefit Proceeds if the Beneficiary steps forward to claim the Death Benefit Proceeds with the proper documentation.  To prevent such escheatment, it is important that you update your beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing to our Mailing Address.

Death Benefit Options 1 and 2. You may select one of two Death Benefit Options. Your selection will affect the death benefit, the Monthly Deduction, and the Accumulated Value. Under either option, Death Benefit Proceeds are equal to the Face Amount on the date of death, plus any premiums received after the date of death, minus Indebtedness.

However, the Face Amount differs under the two Death Benefit Options. The Face Amount under option 1 is the greater of (a) the Specified Amount, or (b) the Accumulated Value on the date of death multiplied by the Death Benefit Ratio. The Face Amount under option 2 is the greater of (a) the Specified Amount plus the Policy’s Accumulated Value on the date of death, or (b) the Accumulated Value on the date of death multiplied by the Death Benefit Ratio.

The Death Benefit Ratio is the ratio of Face Amount to Accumulated Value required by the Code for treatment of the Policy as a life insurance policy. The Death Benefit Ratio varies by Attained Age as shown in Appendix B of the SAI. The death benefit factor decreases from year to year as the Attained Age of the Insured increases.

Change of Death Benefit Option

You may change the Death Benefit Option at any time by Written Request. Changing the Death Benefit Option may have tax consequences. A change becomes effective as of the first Monthly Processing Day after we receive a Written Request requesting the change, or the first Monthly Processing Day after underwriting is complete if evidence was requested. The written consent of all assignees and Irrevocable Beneficiaries must be obtained prior to the change. We may require evidence of insurability.

If option 1 is changed to option 2, the Specified Amount is reduced by the amount of the Policy value as of the effective date of the change. This change does not alter the amount of the Policy’s death benefit at the time of the change, but does affect how the death benefit is determined from that point on. The death benefit will vary with Policy value from that point on, unless the death benefit derived from application of the death benefit percentage factor applies. We may decline a change from Death Benefit Option 2 if the resulting Specified Amount would be less than $50,000 ($10,000 for Issue Ages 65 and over).

If option 2 is changed to option 1, the Specified Amount is increased by the amount of the Policy value as the effective date of the change. This change does not alter the amount of the Policy’s death benefit at the time of the change, but does affect the determination of the death benefit from that point on. The death benefit as of the date of the change becomes the new Specified Amount and remains at that level, unless the death benefit derived from application of the death benefit percentage factor applies.

Your insurance goals should determine the appropriate Death Benefit Option. If you prefer to have favorable investment results and additional Net Premiums reflected in the form of an increased death benefit, you should choose Death Benefit Option 2. If you are satisfied with the amount of insurance coverage and wish to have favorable investment results and additional Net Premiums reflected to the maximum extent in increasing Cash Value, you should choose Death Benefit Option 1.

A change of Death Benefit Option may also change the Cost of Insurance for the duration of the Policy. Though the Cost of Insurance rate is the same under both options, the Net Amount at Risk varies inversely with Policy value under option 1, but is constant under option 2, unless the death benefit derived from application of the death benefit percentage factor applies.

A change of Death Benefit Option may have tax consequences. You should consult a tax advisor before changing the Death Benefit Option.

Accelerated Death Benefit Option

If the Insured becomes terminally ill, you may elect to receive an accelerated payment of the death benefit and we will advance up to 50% of a Policy’s eligible death benefit subject to a $250,000 maximum per Insured. See “Other Benefits Available Under the Policy” for more information.

Change of Specified Amount

A Written Request is needed to change the Specified Amount. Changing the Specified Amount is currently allowed at any time. We may discontinue our current practice of allowing a change in Specified Amount during the first Policy Year. Changing the Specified Amount may have tax consequences. You should consult a tax advisor before changing the specified amount. If more than one increase is requested in a Policy Year, we may charge $50 for each increase after the first. Changes are subject to the following conditions.

Decreases. We may require that the Specified Amount after any decrease be at least $50,000 ($10,000 for Issue Ages 65 and over). The decrease is effective as of the Monthly Processing Day coincident with or next following the day the request is received by us at our Mailing Address. The effective date of the decrease will be shown on an endorsement to the Policy. For purposes of determining the Cost of Insurance, any decrease is applied to the initial Specified Amount and to increases in the Specified Amount in reverse order in which they became effective. A decrease does not result in reduced Deferred Charges.

Increases. A supplemental application containing evidence of insurability satisfactory to us is required. The increase is effective as of the first Monthly Processing Day after we receive the Written Request requesting the change, or the first Monthly Processing Day after underwriting is complete if evidence was requested. The effective date of the increase will be shown on an endorsement to the Policy. The incontestable and suicide provisions apply to the increase as if a new Policy had been issued for the amount of the increase.

The Net Cash Value of the original Policy, as well as any premiums paid at the time of the increase, and any premiums paid after the increase will be allocated between the original Specified Amount and the increased Specified Amount according to the ratios of their respective guideline annual premiums (as defined under the 1940 Act).

Because the Deferred Charges are a function of Specified Amount, an increase in Specified Amount results in an increase in the applicable Deferred Charge. Deferred charges apply to an increase in Specified Amount for the first nine Policy Years following the increase. However, no additional Deferred Charges will accrue for increases in Specified Amount due to the Automatic Increase Rider or a change from Death Benefit Option 2 to Death Benefit Option 1.

Likewise, because the Administrative Charge is a function of Specified Amount, an increase in Specified Amount results in an increase in the ongoing Administrative Charge. As with the Deferred Charges, an increase resulting from a change in death benefit death option 2 to option 1 does not result in an increase in the Administrative Charge.

We may require for a Specified Amount increase, the payment of additional premiums in an amount equal to the initial premium which would be charged based on Attained Age and rating class for a newly-issued Policy with a Specified Amount equal to the amount of increase.

The rating class assigned to an increase in Specified Amount may result in the use of a Cost of Insurance rate different than the Cost of Insurance rate charged on the original Specified Amount.

Policy Values

Accumulated Value. The Accumulated Value is the sum of the values attributable to the Policy in the Loan Account, Deferred Charges Account, each Subaccount, and the Interest Bearing Account. Accumulated Value is determined as of the end of each Valuation Period. The Loan Account is part of our General Account into which is transferred an amount equal to any Policy loans. The Deferred Charges Account is part of our General Account in which Policy values are held in support of the deferred sales and administrative charges.

Accumulated Value increases whenever:

●	Investment gains occur in any Subaccount.

●	Interest is credited to the Policy for amounts held in the Interest Bearing Account.

●	Interest is credited to the Policy for any loan amounts held in the Loan Account.

●	Additional Net Premiums are paid.

●	Policy dividends are paid into the Subaccounts or Interest Bearing Account.

Accumulated Value decreases whenever:

●	Investment losses occur in any Subaccount.

●	Monthly Deduction or other charges deducted under the Policy are paid.

●	A partial withdrawal is made.

●	Net Cash Value is reduced by the amount of the transfer charge.

●	Loan interest is charged on amounts held in the Loan Account.

Accumulated Value is unaffected when:

●	A Policy loan is either disbursed or repaid.

●	Accumulated Value is transferred between any Subaccount or Interest Bearing Account and the Loan Account, between Subaccounts or between the Subaccounts and the Interest Bearing Account (exclusive of any transfer charge).

Accumulated Value is determined as of the end of each Valuation Period by adding the value attributable to the Policy in the Loan Account, Deferred Charges Account, each Subaccount, and the Interest Bearing Account.

Accumulated Value in an Interest Bearing Account. As of the end of any Valuation Period, a Policy’s value in the Interest Bearing Account is equal to:

●	aggregate Net Premium allocated to the Interest Bearing Account; plus

●	Accumulated Value transferred to the Interest Bearing Account; plus

●	dividends paid into the Interest Bearing Account; plus

●	interest credited to the Interest Bearing Account; minus

●	any partial withdrawals (including any applicable partial withdrawal fees deducted); minus

●	interest charged on Policy loans; minus

●	any charges deducted from the Interest Bearing Account.

Accumulated Value in the Subaccounts. Accumulated Value in a Subaccount reflects the investment experience of that Subaccount and the Accumulated Value in all Subaccounts reflects the weighted investment experience of those Subaccounts.

The Accumulated Value in any Subaccount as of the Policy Issue Date is equal to the amount of the initial Net Premium allocated to that Subaccount. For subsequent Valuation Periods, the Accumulated Value in the Subaccount is equal to:

●	the portion of any Net Premium allocated to and any Accumulated Value transferred to the Subaccount during the Valuation Period; plus

●	dividends paid into the Subaccount during the Valuation Period; plus (or minus)

●	realized and unrealized net capital gains (or losses) of the Subaccount during the Valuation Period; minus

●	any partial withdrawals (including any applicable partial withdrawal fees) from the Subaccount during the Valuation Period; minus

●	any transfers of Accumulated Value (including any transfer fees) from the Subaccount during the Valuation Period; minus

●	any charges deducted from the Subaccount during the Valuation Period.

Net Premiums allocated to a Subaccount and Accumulated Value transferred to a Subaccount are converted into Units. For each such allocation or transfer, the number of Units of a Subaccount credited to a Policy is determined by dividing the dollar amount of the allocation or transfer directed to the Subaccount by the value of the Subaccount’s Unit for the Valuation Period during which the allocation or transfer is made. Therefore, Net Premium allocated to or Accumulated Value transferred to a Subaccount increases the number of the Subaccount’s Units credited to the Policy as of the end of the Valuation Period for which they are credited.

Certain events reduce the number of Units of a Subaccount credited to a Policy. Partial withdrawals or transfers of Accumulated Value from a Subaccount result in the cancellation of an appropriate number of Units of that Subaccount, as do: (1) surrender of the Policy, (2) payment of the Death Benefit Proceeds, and (3) the deduction of that Subaccount’s share of the monthly deduction and other Policy charges. Units are redeemed as of the end of the Valuation Period during which the transaction is executed or we receive notice regarding the event.

The value of a Unit for a Subaccount is calculated for each Valuation Period subtracting (2) from (1) and dividing the result by (3) where:

(1) is	(a) the net assets of the Subaccount as of the end of the Valuation Period; (b) plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period.

(2) is	a daily factor representing the mortality and expense risk charge multiplied by the number of days in the Valuation Period.

(3) is	the number of Units outstanding as of the end of the Valuation Period.

The Unit Value may increase or decrease from one Valuation Period to the next and varies between Subaccounts.

Transfer of Values

You may make the following transfers of Accumulated Value: (1) between Subaccounts; (2) from a Subaccount to the Interest Bearing Account; and (3) from the Interest Bearing Account into the Subaccounts only during the 30 day period beginning on and immediately following the Policy Anniversary (we are currently waiving this restriction). The first four transfers in a Policy Year are free. We may charge $20 for the fifth and each additional transfer in a Policy Year. We currently waive this fee. All transfer requests received as of the same Valuation Day are treated as one transfer for the purposes of assessing the transfer fee. The Company reserves the right to limit transfers from the Interest Bearing Account to 25% of the Interest Bearing Account per transfer (we are currently waiving this restriction). Transfer privileges are subject to restriction based on our Frequent Transfers Procedures.

A request to transfer Subaccount Values to other Subaccounts and/or Interest Bearing Account or from Interest Bearing Account to one or more Subaccounts which is received before the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time) will take effect as of the day it is received. Transfer requests received after that time are processed as the following Valuation Day.

We may restrict the ability to transfer Policy value among Subaccounts and/or the Interest Bearing Account if we believe such action is necessary to maintain the tax status of the Policies. Transfers can be made by Written Request.

Additional Transfer Limitations

Frequent, large, or short-term transfers among Subaccounts, such as those associated with “market timing” transactions, can adversely affect the Funds and the returns achieved by Owners. In particular, such transfers may dilute the value of Fund shares, interfere with the efficient management of the Funds, and increase brokerage and administrative costs of the Funds. These costs are borne by all Owners allocating purchase payments to the Subaccounts and other Fund shareholders, not just the Owner making the transfers. In order to try to protect Owners and the Funds from potentially harmful trading activity, we have adopted Frequent Transfers Procedures.

Detection. We employ various means in an attempt to detect, deter, and prevent inappropriate frequent, large, or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Fund shareholders. We may vary the Frequent Transfers Procedures with respect to the monitoring of potential harmful trading activity from Subaccount to Subaccount and may be more restrictive with regard to certain Subaccounts than others. However, we will apply the Frequent Transfers Procedures, including any variance in the Frequent Transfers Procedures by Subaccount, uniformly to all Owners. We also coordinate with the Funds to identify potentially inappropriate frequent trading and will investigate any patterns of trading behavior identified by Funds that may not have been captured through operation of the Frequent Transfers Procedures.

Please note that despite our best efforts, we may not be able to detect nor stop all harmful transfers.

Deterrence. If we determine under the Frequent Transfers Procedures that an Owner has engaged in inappropriate frequent transfers, we notify such Owner that from that date forward, for three months from the date we mail the notification letter, transfer privileges for the fund(s) in which inappropriate transfers were made will be revoked. Second time offenders will be permanently restricted from selling or buying into the fund(s).

In our sole discretion, we may revise the Frequent Transfers Procedures at any time without prior notice as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on Owners who make inappropriate frequent transfers (such as dollars or percentage limits on transfers). We also may, to the extent permitted by applicable law, implement and administer redemption fees imposed by one or more of the Funds in the future. If required by applicable law, we may deduct redemption fees imposed by the Funds. Further, to the extent permitted by law, we also may defer the transfer privilege at any time that we are unable to purchase or redeem shares of the Funds. You should be aware that we are contractually obligated to prohibit purchases and transfers or redemptions of Fund shares at the Fund’s request.

We currently do not impose redemption fees on transfers, or expressly allow a certain number of transfers in a given period, or limit the size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our policies in deterring inappropriate frequent transfers or other disruptive transfers and in preventing or limiting harm from such transfers.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. Accordingly, despite our best efforts, we cannot guarantee that the Frequent Transfers Procedures will detect or deter frequent or harmful transfers by such Owners or intermediaries acting on their behalf. We apply the Frequent Transfers Procedures consistently to all Owners without waiver or exception.

Fund Frequent Trading Policies. The Funds have adopted their own policies and procedures with respect to inappropriate frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The frequent trading policies and procedures of a Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Funds and the policies and procedures we have adopted to discourage inappropriate frequent transfers. Accordingly, Owners and other persons who have material rights under the Contracts should assume that the sole protections they may have against potential harm from frequent transfers are the protections, if any, provided by the Frequent Transfers Procedures. You should read the prospectuses of the Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares. We may be required to implement a Fund’s redemption fee. The redemption fee will be assessed against your Accumulated Value. For more information, please see each Fund’s prospectus.

Omnibus Orders. Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Funds generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and individual retirement plan participants. The omnibus nature of these orders may limit each Fund’s ability to apply its respective frequent trading policies and procedures. In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in inappropriate frequent transfers, the Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

You should be aware that we are required to provide to a Fund or its designee, promptly upon request, certain information about the transfer activity of individual Owners and, if requested by the Fund, to restrict or prohibit further purchases or transfers by specific Owners identified by the Fund as violating the frequent trading policies established for that Fund.

Change of Allocations

You may request a change in the allocation of future Net Premiums by Written Request. You may also change the percentages of Monthly Deductions withdrawn from each Subaccount and Interest Bearing Account by Written Request. Any allocation to, or withdrawal from, a Subaccount or Interest Bearing Account must be at least 1% of Net Premiums and only whole percentages are allowed.

A Written Request to change allocation of premiums will be effective for the first premium payment on or following the date the request for change is received by us (in Good Order) at our Mailing Address. A request to change the allocation of withdrawal of Monthly Deductions will be effective on the first Monthly Day on or following the date the request is received by us at our Mailing Address.

Dollar-Cost Averaging

If elected at the time of the application or at any other time by Written Request, you may systematically or automatically transfer (on a monthly basis) specified dollar amounts from the Vanguard Variable Insurance Fund Money Market Subaccount to other Subaccounts. See “Other Benefits Available Under the Policy” for more information.

Surrender and Partial Withdrawals

You may, by Written Request, make surrenders under your Policy, subject to obtaining the prior written consent of all assignees or Irrevocable Beneficiaries. You may, by Written Request, make partial withdrawals under your Policy, subject to obtaining the prior written consent of all assignees or Irrevocable Beneficiaries. A surrender or partial withdrawal of the Policy will take effect as of the day the Written Request is received, if received before the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time) at our Mailing Address. Any requests after the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time) will be processed as of the next Valuation Day. Payments generally are made within seven days of the effective date unless a suspension of payments is in effect. Surrenders and partial withdrawals may have adverse tax consequences. For information on possible tax effects of surrenders and partial withdrawals, see Tax Treatment of Policy Benefits.

Policy Surrender. You may surrender the Policy for its Net Cash Value in which case we may require the return of the Policy. We will determine the Net Cash Value as of the end of the Valuation Period during which the surrender date occurs. Surrender charges may apply during the first nine Policy Years following Policy issue or an increase in Specified Amount. The Policy and all insurance terminate upon surrender.

Partial Withdrawals. You may take a portion of your Policy’s Net Cash Value as a partial withdrawal. A partial withdrawal may have adverse tax consequences. An amount up to the Net Cash Value, less one or two months of insurance charges, may be taken as a partial withdrawal. You may specify the allocation percentages among the Subaccount(s) and Interest Bearing Account from which the partial withdrawal is to be made. We will not deduct any contingent deferred sales or administrative charges in the case of a partial withdrawal but may apply a service charge against the amount withdrawn equal to the lesser of $25 or 2% of that amount. If no specification is made, we will withdraw the amount from the Subaccounts and Interest Bearing Account in the same percentages as Monthly Deductions are deducted. If there is insufficient Accumulated Value to follow these percentages, the partial withdrawal amount will be withdrawn on a pro rata basis based on the Accumulated Value in the Subaccounts and Interest Bearing Account. The partial withdrawal fee is deducted from amounts withdrawn from the Subaccounts and the Interest Bearing Account on the same pro rata basis, unless otherwise directed by the Owner. We currently waive the partial withdrawal fee.

No partial withdrawal will be allowed if the Specified Amount remaining under the Policy would be less than $40,000 ($8,000 if Issue Age is 65 and over).

Unless the Face Amount derived from the application of the Death Benefit Ratio applies, under either Death Benefit Option, a partial withdrawal will reduce both the Accumulated Value (and subsequently the Cash Value) and the Face Amount (and subsequently the Death Benefit Proceeds) by the amount surrendered but will not affect the Cost of Insurance. Under Death Benefit Option 1, the Specified Amount is also reduced by the same amount. The Specified Amount is not changed by a partial withdrawal under Death Benefit Option 2. If the Face Amount derived from the application of the Death Benefit Ratio applies, the effect on the monthly Cost of Insurance and Face Amount is somewhat different. The Face Amount (and subsequently the Death Benefit Proceeds) is then decreased by more than the amount surrendered, and the monthly Cost of Insurance is less than it would have been without the surrender.

Maturity

The Policy matures on the Policy Anniversary following the Insured’s 95th birthday. Coverage under the Policy ceases on that date and you will receive maturity proceeds equal to the Net Cash Value as of that date.

Payment of Proceeds/Settlement Options

The default option for Death Benefit Proceeds, surrender proceeds, and maturity proceeds, absent of an elected settlement option, is a single sum. After the Insured’s death, if you did not select a settlement option, any Beneficiary entitled to receive the proceeds in a single sum may select a settlement option. There are several options for receiving Death Benefit Proceeds, surrender proceeds, and maturity proceeds, other than in a single sum. None of these options vary based upon the performance of the Separate Account. Proceeds payable to other than a natural person will be applied only under settlement options agreed to by us. The available settlement options are as follows:

●	Interest Option: The payee receives monthly or annual interest payments during his or her lifetime. The interest rate is determined each year by the Company, subject to a guaranteed minimum. The payee may have the right to withdraw additional amounts from the remaining proceeds.

●	Installment Option: The payee receives equal monthly installments for a specified period up to 30 years. The payee may have the right to withdraw the present value of remaining guaranteed installments.

●	Life Income – Guaranteed Period Certain: The payee receives monthly installments during his or her lifetime. A guaranteed period may be selected. If a guaranteed period is selected and the payee dies during the guaranteed period, the remaining guaranteed payments will be paid to a successor payee.

●	Joint and Survivor Life Income: The payees receive monthly installments for a 10 year guaranteed period. At the end of the guaranteed period, payments will continue as long as either of the payees is living.

In lieu of one of the above options, the Death Benefit Proceeds may be applied to any other settlement option we make available.

Suspension of Payments

For amounts allocated to the Separate Account, we may suspend or postpone the right to transfer among Subaccounts, make a surrender or partial surrender, take a Policy loan, or receive a Death Benefit payment when:

1.	The New York Stock Exchange is closed other than for customary weekend and holiday closings.

2.	During periods when trading on the Exchange is restricted as determined by the SEC.

3.	During any emergency as determined by the SEC which makes it impractical for the Separate Account to dispose of its securities or value its assets.

4.	During any other period permitted or required by order of the SEC for the protection of investors. Pursuant to SEC rules, if the Vanguard Variable Insurance Fund Money Market Subaccount suspends payment of redemption proceeds in connection with a liquidation of such Fund, we will delay payment of any transfer, partial withdrawal, surrender, loan or death benefit from the Vanguard Variable Insurance Fund Money Market Subaccount until the Fund is liquidated.

In addition, pursuant to SEC rules, if the Vanguard Variable Insurance Fund Money Market Subaccount suspends the payment of redemption proceeds in connection with the implementation of liquidity gates by the Fund, we will delay payment of any transfer, partial withdrawal, surrender, loan or death benefit from the Vanguard Variable Insurance Fund Money Market Subaccount until the removal of such liquidity gates.

If, pursuant to SEC rules, the Vanguard Variable Insurance Fund Money Market Subaccount decides to impose a liquidity fee on redemptions from the Subaccount, we will assess the liquidity fee against Accumulated Value you withdraw or transfer from the Vanguard Variable Insurance Fund Money Market Subaccount.

To the extent values are allocated to the Interest Bearing Account or the Loan Account, the payment of full or partial surrender proceeds or loan proceeds may be deferred for up to six (6) months from the date of receipt, in Good Order, of the surrender or loan request, unless state law requires exception to the period of deferment. Death Benefit Proceeds may be deferred for up to 60 days from the date we receive (in Good Order) proof of death. If payment is postponed for more than 29 days, we will pay interest at an effective annual rate of 4.00% for the period of postponement.

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to provide additional information about your account to government regulators. In addition, we may be required to block an Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

Policy Loans

General. At any time prior to the Maturity Date while the Insured is still living and the Policy is In Force, you may, by Written Request, borrow money from us using the Cash Value as the security for the loan. The maximum amount that you may borrow is 80% (90% for Virginia residents) of the Cash Value of the Policy as of the date of the loan. You must obtain the written consent of all assignees and Irrevocable Beneficiaries before the loan is made. The Policy will be the sole security for the loan.

The loan date is the date a written loan request containing the necessary signatures is received by us, in Good Order, at our Mailing Address. The loan value will be determined as of the loan date. Payment will be made within seven days of the loan date unless a suspension of payments is in effect.

Interest. We charge interest on amounts that you borrow. The interest rate charged is 8% and is an effective annual rate compounded annually on the Policy Anniversary. This rate is subject to change by us; the current and maximum interest rate charged is 8%. Interest accrues on a daily basis from the loan date and is deducted from the Subaccounts and Interest Bearing Account on a pro rata basis. Interest is due and payable at the end of each Policy Year. If interest is not paid when due, an amount equal to the interest due less interest earned on the Loan Account will be transferred from the Subaccounts and Interest Bearing Account to the Loan Account. The amount of loan interest billed will increase the loan principal and be charged the same rate of interest as the loan.

We credit Loan Account with interest at a minimum guaranteed rate of at least 4%. On each Policy Anniversary, interest earned on amounts in the Loan Account since the preceding Policy Anniversary is transferred to the Subaccounts and the Interest Bearing Account. Unless you specify otherwise, such transfers are allocated in the same manner as transfers of collateral to the Loan Account.

Loan Collateral. To secure a Policy loan to you, we withdraw an amount equal to the loan out of the Subaccounts and the Interest Bearing Account and transfer this amount into the Loan Account to be held there until the loan is repaid. You may specify how this transferred Accumulated Value is allocated among the Subaccounts and the Interest Bearing Account If you do not specify the allocation, we make the allocation in the based on the proportion that Monthly Deductions are withdrawn from the Subaccounts and Interest Bearing Account. If you make a specification but there are insufficient values in one or more of the Subaccounts and the Interest Bearing Account for withdrawal as you have specified, we will withdraw the loan amount from all Subaccounts and the Interest Bearing Account on a pro rata basis based on values in the Subaccounts and Interest Bearing Account.

Loan Repayment. Any Indebtedness may be repaid at any time while the Insured is still living and the Policy is In Force prior to the Maturity Date. Loan payments must be clearly marked as loan payments or we will treat them as premiums. As the loan is repaid, the amount repaid will be transferred from the Loan Account to the Subaccounts and the Interest Bearing Account in the same manner as premiums are allocated.

Effect of a Policy Loan. A loan, whether or not repaid, has a permanent effect on the death benefit and Accumulated Values because the investment results of the Subaccounts and current interest rates credited on Interest Bearing Account value do not apply to Accumulated Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Accumulated Value being held as collateral in the Loan Account. Depending on the investment results of the Subaccounts or credited interest rates for the Interest Bearing Account while the loan is outstanding, the effect could be favorable or unfavorable. Cash Value and Death Benefit Proceeds will be reduced by any outstanding policy loan plus accrued interest. Policy loans also may increase the potential for Lapse if investment results of the Subaccounts to which Cash Value is allocated is unfavorable. If a Policy Lapses with loans outstanding, certain amounts may be subject to income tax. See “Federal Income Tax Considerations,” for a discussion of the tax treatment of Policy loans. In addition, if a Policy is a modified endowment contract (“MEC”), loans may be currently taxable and subject to a 10% federal penalty tax.

Cyber Security

Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, so that our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, CBSI, the underlying Funds, and intermediaries may adversely affect us and your Cash Value. For instance, cyber-attacks may interfere with our processing of Policy transactions, including processing orders with the underlying Funds, impact our ability to calculate Policy values, cause the release and possible destruction of confidential Owner or business information, impede order processing, subject us and/or CBSI and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Policy to lose value. There can be no assurance that we or the underlying Funds or CBSI will avoid losses affecting your Policy due to cyber-attacks or information security breaches in the future.

Charges and Deductions

Premium Expense Charge

We deduct from premiums for Premium Expense Charges charged by your state of residence. We determine your state of residence by the mailing address as shown on our records. The initial percentage of reduction for state charges is shown on the specifications page of your Policy.

Monthly Deduction

The Monthly Deduction due on each Monthly Day will be the sum of:

●	the Cost of Insurance for that month; plus

●	the monthly Policy fee; plus

●	the monthly administrative fee; plus

●	the cost of any additional benefits provided by rider, if any.

The Monthly Deduction is allocated to the subaccounts and interest bearing account values prescribed by the Owner and is collected by liquidating the number of units (or fraction of units) in Subaccounts (and/or withdrawing values from the Interest Bearing Account) in an amount equal to the amount of the Monthly Deduction, except during the first nine Policy Years following Policy issue or increase in Specified Amount, in which case the amount in the Deferred Charges Account in excess of the Deferred Charges will be first applied to the Monthly Deduction.

On any Monthly Day when there is insufficient Net Cash Value to pay the Monthly Deduction and the no-Lapse guarantee or minimum death benefit guarantee is in effect, the Monthly Deduction remaining after the Net Cash Value is exhausted will be made from the Deferred Charges Account. If the Deferred Charges Account balance is insufficient to pay the Monthly Deduction, we will waive any Monthly Deduction remaining after the amount in the Deferred Charges Account has been exhausted.

In the 10th Policy Year and beyond, any Monthly Deduction in excess of the Net Cash Value will be waived by us if the minimum death benefit guarantee is still in effect.

The Owner may specify what percentages of the Monthly Deduction will be withdrawn from each Subaccount and the Interest Bearing Account. Each withdrawal from a Subaccount or the Interest Bearing Account must be at least 1% of the total Monthly Deduction. Only whole percentages are permitted. If a specification is not made, the withdrawals will be made in the same percentages as premiums are currently allocated among the Subaccounts and the Interest Bearing Account.

Cost of Insurance

This charge compensates us for the expense of underwriting the Face Amount. We determine a Cost of Insurance (“COI”) rate on each Monthly Day. The COI rate for the Policy is determined by certain factors including, but not limited to, the Insured’s Attained Age, gender, smoker status, and rating class. (For factors used in unisex Policies, see the Section entitled Unisex Policies.) Attained Age means Age on the most recent Policy Anniversary. COI rate charges depend on our expectations as to future mortality experience. The monthly COI rate will not exceed the rates shown in Table I - Guaranteed Maximum Insurance Rates contained in the Policy. However, we may charge less than these rates. While not guaranteeing to do so, we intend to charge less than the guaranteed maximum insurance rates after the 10th Policy Year. The guaranteed maximum insurance rates for each Attained Age are based on the 1980 CSO Mortality Tables, Age last birthday.

The COI is determined by multiplying the COI rate by the Net Amount at Risk for a Policy. Under Death Benefit Option 2, the Net Amount at Risk is always the Specified Amount. Under Death Benefit Option 1, the Net Amount at Risk is the Specified Amount less the Accumulated Value. Therefore, factors impacting the Net Amount at Risk under Death Benefit Option 1 include (i) investment performance, (ii) payment of Premiums, (iii) payment of dividends, (iv) interest credited to amounts held in the Loan Account, (v) partial withdrawals taken, (vi) loan interest charged on amounts held in the Loan Account and (vii) charges deducted. For a Policy where there has been an increase in the Specified Amount, there is a Net Amount at Risk associated with the initial Specified Amount and a Net Amount at Risk associated with the increase. The COI rate applicable to the initial Specified Amount is usually less than that for the increase. Likewise, the Net Amount at Risk for the initial Specified Amount is multiplied by the COI rate for the initial Specified Amount to determine the COI charge for the initial Specified Amount and the Net Amount at Risk for the increase is multiplied by the COI rate for the increase to determine the COI for the increase. To compute the net amounts at risk after an increase for a Policy with an option 1 death benefit, Accumulated Value is first used to offset the initial Specified Amount, and any Accumulated Value in excess of the initial Specified Amount is then used to offset the increase in Specified Amount.

Monthly Policy Fee

The monthly Policy fee is a fee we charge to compensate us for some of the administrative expenses associated with the Policy. The fee cannot be increased. It is equal to $3 per month for Policies with Issue Ages of 0-19 and $6 per month for all other Policies. It is not based on the Specified Amount.

Monthly Administrative Fee

We assess an administrative fee of $.45 per thousand dollars of Specified Amount per year on a monthly basis to reimburse us for some of the administrative expenses associated with the Policy. On a monthly basis, the administrative fee amounts to $.0375 per thousand dollars of Specified Amount. The fee is based on the Specified Amount and cannot be increased unless the Specified Amount is changed. The fee will not be decreased in the event of a Specified Amount decrease. This fee is charged only during the first 10 Policy Years of the Policy or, on an increase in Specified Amount, during the first 10 Policy Years after the increase.

The monthly administrative fee, together with the monthly Policy fee, is designed to equitably distribute the administrative costs among all Policies.

Cost of Additional Benefits

The cost of additional benefits will include charges for any additional insurance benefits added to the Policy by rider. These charges are for insurance protection, and the amounts will be specified in the Policy. Information about the cost of additional benefits may be found in the Fee Table section of this Prospectus.

Mortality and Expense Risk Charge

We deduct daily a mortality and expense risk charge of .00002466% of the Accumulated Value in the Separate Account (and the Policy’s Accumulated Value in the Interest Bearing Account), which is equal on an annual basis to 0.9% of the daily value of the net assets of the Separate Account (and the value in the General Account attributable to the Interest Bearing Account). The mortality risk assumed is that the Insured may not live as long as expected. The expense risk assumed by us is that the actual expense to us of administrating the Policy will exceed what we expected when setting the other charges under the Policy. Please note that the mortality and expense risk may generate profits. We may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Policies and distribution expenses of the Policies or for any other corporate purpose.

Contingent Deferred Sales and Administrative Charges

To reimburse us for sales expenses and Policy issue expenses, including but not limited to registered representatives’ commissions, advertising, sales materials, training allowances, and preparation of prospectuses, we deduct contingent deferred sales and administrative charges (collectively, “Deferred Charges”) from the proceeds in the event of a complete surrender of the Policy during the first nine years or the first nine years following an increase in the Specified Amount. A chart showing the percentage of Deferred Charges remaining at the beginning of Policy Years 1 through 9 (or the same number of years following an increase in Specified Amount) is shown below. The contingent deferred sales charge will be used to offset the expenses that were incurred in the distribution of the Policy, including but not limited to representatives’ commissions, advertising, sales materials, training allowances, and preparation of prospectuses. In no instance will the charge exceed 30% of the lesser of premiums paid or the “guideline annual premium.” The “guideline annual premium” is approximately equal to the amount of premium that would be required on an annual basis to keep the Policy In Force if the Policy had a mandatory fixed premium schedule assuming (among other things) a 5% net investment return. If you would like to obtain the guideline annual premium specific to your Policy, please contact us at our Mailing Address.

The Deferred Charges vary by the Age of Insured, gender, and smoking status and are shown on the specifications page of your Policy. The charges currently range from $0.87 - $42.31 per $1,000 of Specified Amount during the first Policy Year. For a 35-year-old male nonsmoker, the charges would be $7.71 per $1,000 of the Specified Amount. For a 50-year-old male nonsmoker, the charges would be $15.91 per $1,000 of Specified Amount. For a chart showing how the charges vary, see Appendix A in the SAI.

We use the contingent deferred sales and administrative charge to recover the first-year costs of underwriting and issuing the Policy. They are contingent in that they will not be collected unless the Policy is surrendered during the first nine Policy Years following Policy issue or increase in Specified Amount. We will not deduct any Deferred Charges from the proceeds in the event of a partial withdrawal of the Policy. The Deferred Charges generally build up monthly during the first Policy Year following Policy issue or increase in Specified Amount in twelve equal increments to the total Deferred Charges. Then the Deferred Charges decrease annually after the first year. The percentage of the Deferred Charges remaining in each Policy Year is:

Policy Year following Policy Issue or Increase in Specified Amount	Percentage of Deferred Charges Remaining
1 2 3 4 5 6 7 8 9 10+	100% 95% 90% 85% 75% 65% 50% 35% 20% 0%

At the time the Policy is issued or the Specified Amount is increased, the first month’s portion of the Deferred Charges is placed in a non-segregated portion of our General Account, which is referred to as the Deferred Charges Account. This amount will earn interest at a minimum rate of 4% per annum with us crediting additional interest, at our option, from time to time. At the next Monthly Day, taking into account the interest earned, we will transfer from the Separate Account and/or the Interest Bearing Account to the Deferred Charges Account the amount necessary to equal the current Deferred Charges. This withdrawal will be made in the same percentages as premiums are currently allocated among the Subaccounts and the Interest Bearing Account.

We will do the same for each month of the first Policy Year. If the Owner has not paid sufficient premium to build up the Deferred Charges to the appropriate level in the first Policy Year, additional amounts will be transferred out of the Separate Account and/or Interest Bearing Account in subsequent years. The transfers will continue until the Deferred Charges equal premiums required in the first year to completely fund the Deferred Charges, and the corresponding deductions had taken place every year, as scheduled.

We will release on the first Monthly Day of the second Policy Year the amount in the Deferred Charges Account in excess of 95% of the first Policy Year Deferred Charges, taking into account the interest earned. This process continues each Policy Year until the 10th Policy Year following Policy issue or increase in Specified Amount or until the Policy is surrendered.

The amount in the Deferred Charges Account is included in calculating the Accumulated Value of the Policy. We will withdraw Deferred Charges from the Deferred Charges Account only in the following instances:

●	to pay surrender charges upon full surrender of the Policy;

●	to release amounts back to the Separate Account and/or Interest Bearing Account on the first nine Policy Anniversaries or the first nine Policy Anniversaries following an increase in Specified Amount; and

●	to pay the Monthly Deduction when there is insufficient Net Cash Value and the no-Lapse guarantee or minimum death benefit guarantee is in effect.

In the latter two situations, allocations will be made in the same percentages as premiums are currently allocated among the Subaccounts and the Interest Bearing Account.

Net Premiums paid following the payment of the Monthly Deduction with Deferred Charges will first be transferred from the Subaccounts and/or Interest Bearing Account to the Deferred Charges Account on the day the premiums are received, to the extent necessary to bring the Deferred Charges Account to the same level as if no Deferred Charges had been used to pay the Monthly Deduction, and if on a Policy Anniversary, the reduction in Deferred Charges had taken place as scheduled. If the premium is paid on a Monthly Day during the first Policy Year, additional amounts will be transferred to the Deferred Charges Account. This process of using Deferred Charges to pay the Monthly Deduction will continue every Monthly Day that: (1) there is insufficient Net Cash Value to pay the Monthly Deduction; and (2) the no-Lapse guarantee or minimum death benefit guarantee are in effect; and (3) the Policy is not beyond the ninth Policy Year or the ninth Policy Year following an increase in Specified Amount.

Partial Withdrawal Fee

If a partial withdrawal is made, we will not deduct any contingent deferred sales or administrative charges but may make a service charge equal to the lesser of $25 or 2% of the amount surrendered from each partial withdrawal. These fees are currently waived by us.

Transfer Fee

An Owner may transfer a Policy’s Accumulated Value among one or more of the Subaccounts and the Interest Bearing Account. Currently, we allow four transfers in each Policy Year without charge. After four transfers in any given Policy Year, we may deduct $20 per transfer from the amount transferred. These fees are currently waived by us.

Federal and State Income Taxes

Other than premium expense charge, no charges are currently made against the Separate Account and/or Interest Bearing Account for federal or state income taxes. In the event we determine that any such taxes will be imposed, we may make deductions from the Separate Account and/or Interest Bearing Account to pay such taxes.

Duplicate Policy Charge

You can obtain a summary of your policy at no charge. There will be a $30 charge for a duplicate policy to be deducted from the Accumulated Value. This fee is currently being waived.

Increase of Specified Amount Charge

We will assess a $50 charge for each increase in Specified Amount after the first in a Policy Year to be deducted from the Accumulated Value. This charge compensates us for administrative expenses associated with underwriting the increase in Specified Amount. We currently intend to waive certain fees as stated above. We, however, may reinstate the fees and charges in the future.

Research Fee

We may charge you up to $50 per request, to be deducted from the Accumulated Value, when you request information that is duplicative of information previously provided to you and that requires extensive research.

Fund Expenses

Expense of the Funds, including fees and charges, are discussed in the Funds’ prospectuses and in their statements of additional information available by writing to us at our Mailing Address.

Please note that the Funds and their investment adviser are affiliated with us. In addition, as discussed under “Selection of the Funds” above, the Funds pay us for performing certain administrative services.

Additional Information

We sell the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as our insurance agents. We pay commissions to the broker-dealers for selling the Policies. You do not directly pay these commissions, we do. We intend to recover commissions, marketing, administrative and other expenses and the cost of Policy benefits through the fees and charges imposed under the Policies. See “Distribution of Policies” for more information.

Other Policy Benefits and Provisions

Issue Date

The Issue Date is the date used to determine Policy Anniversaries and Monthly Days. If a premium is paid with the application, the Issue Date will be no earlier than the date the application is received and no later than the Record Date. Insurance coverage will begin as of the Issue Date provided the applicant subsequently is deemed to have been insurable. If a premium is not paid with the application or the application is approved other than as applied for, the Issue Date will ordinarily be approximately 10 days after underwriting approval. Insurance coverage will begin on the later of the Issue Date or the date the premium is received.

Tax-Free “Section 1035” Exchanges

You can generally exchange one life insurance policy for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this Prospectus, you might have to pay a surrender charge on the existing policy. If the exchange does not qualify for Section 1035 tax treatment, you may have to pay federal income tax, including a possible penalty tax, on your old policy. There will be a new surrender charge for the exchanged policy and other charges may be higher (or lower) and the benefits may be different. There may be delays in our processing of the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts that the exchange is in your best interest. In general, the person selling you the new policy will earn a commission.

Owner, Beneficiary

You are the person who purchases the Policy and is named in the application. You may not be the Insured. You may name one or more Beneficiaries in the application. Beneficiaries may be primary or contingent. If no primary Beneficiary survives the Insured, payment is made to contingent Beneficiaries. Beneficiaries in the same class will receive equal payments unless otherwise directed. A Beneficiary must survive the Insured in order to receive his or her share of the Death Benefit Proceeds. If a Beneficiary dies before the Insured dies, his or her unpaid share is divided among the Beneficiaries who survive the Insured. The unpaid share will be divided equally unless you direct otherwise. If no Beneficiary survives the Insured, the Death Benefit Proceeds will be paid to you, if living, or to your estate.

You may change the Beneficiary while the Insured is living. The written consent of all Irrevocable Beneficiaries must be obtained before such a change. To make a change, you must provide us with a Written Request satisfactory to us. The request will not be effective until we record it. After the request is recorded, it will take effect as of the date you signed the request. We will not be responsible for any payment or other action taken before the request is recorded. We may require the Policy be returned for endorsement of the Beneficiary change.

Right-to-Examine Period

The Owner may cancel the Policy before the latest of the following three events:

●	45 days after the date of the application;

●	20 days after we have personally delivered or have sent the Policy and a Notice of Right of Withdrawal to the Owner by first class mail; or,

●	20 days after the Owner receives the Policy.

To cancel the Policy, the Owner must mail or deliver a Written Request to cancel (in Good Order) to the representative who sold it or to us at our Mailing Address. Unless prohibited by state law, the refund will include:

●	All charges for state taxes deducted from premiums; plus

●	Total amount of Monthly Deductions; plus

●	Any other charges taken from the Accumulated Value; plus

●	The Accumulated Value on the date we received the Written Request to cancel the Policy in Good Order; minus

●	Any Policy Indebtedness.

If required by state law, the refund amount will be equal to the total of all premiums paid for the policy. We may require that you return the Policy. If you cancel your Policy by exercising your Right to Examine and attempt to purchase a substantially similar Contract the Company may refuse to issue the second Contract.

Paid-up Insurance

The Policy may be exchanged, in whole or in part, for a paid-up whole life policy at any time prior to Attained Age 86, if the following conditions are met:

A.	The Owner makes a Written Request for this Policy change;

B.	The Policy is one we are then issuing for the Insured’s age and premium class;

C.	The Policy is subject to our normal underwriting rules;

D.	There is compliance with any other conditions determined by us; and

E.	Any Indebtedness not repaid at the time of the change will be continued as a loan against the paid-up policy.

Transfer of Ownership

The Owner may transfer ownership of the Policy. The written consent of all Irrevocable Beneficiaries must be obtained prior to such transfer. The Written Request must be in writing and filed (in Good Order) at our Mailing Address. The transfer will take effect as of the date the Written Request was signed. We may require that the Policy be sent in for endorsement to show the transfer of ownership.

We are not responsible for the validity or effect of any transfer of ownership. We will not be responsible for any payment or other action we have taken before having received Written Request for the transfer, in Good Order. A transfer of ownership may have tax consequences. Consult a tax adviser before transferring ownership of the Policy.

Addition, Deletion, or Substitution of Investments

We may make additions to, deletions from, or substitutions for the shares of a Fund that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Fund are no longer available for investment or if, in our judgment, further investment in any Fund should become inappropriate, we may redeem the shares, if any, of that Fund and substitute shares of another Fund. To the extent required by the 1940 Act or other applicable law, we will not substitute any shares attributable to a Policy’s interest in a Subaccount without notice and prior approval of the SEC and state insurance authorities.

We also may establish additional Subaccounts of the Separate Account, each of which would invest in shares of a new corresponding Fund having a specified investment objective. We may, in our sole discretion, establish new Subaccounts or eliminate or combine one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by us. Some existing subaccounts may be closed to certain classes of Owners. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount if, in our sole discretion, marketing, tax, or investment conditions warrant.

In the event of any such substitution or change, we (by appropriate endorsement, if necessary) may change the Policy to reflect the substitution or change. Affected Owners will be notified of such a material substitution or change. If you object to the change, you may exchange the Policy for a fixed benefit whole life insurance policy then issued by us. The new Policy will be subject to normal underwriting rules and other conditions determined by us. No evidence of insurability will be necessary. The option to exchange must be exercised within sixty (60) days of notification to you of the investment Policy change. You may also surrender the Policy.

If we consider it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under the 1940 Act if registration is no longer required, it may be combined with other Company separate accounts, or its assets may be transferred to another separate account of ours. In addition, we may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have such rights under the Policies.

Voting Rights

We will vote Fund shares held in the Separate Account at regular and special shareholder meetings of the underlying Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. We will vote shares for which we have not received timely instructions and shares attributable to Policies sold to employee benefit plans not registered pursuant to an exemption from the registration provisions of the Securities Act of 1933, in the same proportion as we vote shares for which we have received instructions. This means that a small number of Owners may control the outcome of the vote. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or we otherwise determine that we are allowed to vote the shares in our own right, we may elect to do so.

You have the voting interest under a Policy. The number of votes you have a right to instruct will be calculated separately for each Subaccount. You have the right to instruct one vote for each $1 of Accumulated Value in the Subaccount with fractional votes allocated for amounts less than $1. The number of votes you have available will coincide with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund’s shareholders. Voting instructions will be solicited by written communication before such meeting in accordance with procedures established by the Funds. Each Owner having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the Fund in which that Subaccount invests.

We may, when required by state insurance regulatory authorities, vote shares of a Fund without regard to voting instructions from Owners, if the instructions would require that the shares be voted so as to cause a change in the sub-classification of a Fund, or investment objectives of a Fund, or to approve or disapprove an investment advisory contract for a Fund. In addition, we may, under certain circumstances, vote shares of a Fund without regard to voting instructions from Owners in favor of changes initiated by Owners in the investment Policy, or the investment adviser or the principal underwriter of a Fund. For example, we may vote against a change if we in good faith determine that the proposed change is contrary to state or federal law or we determine that the change would not be consistent with the investment objectives of a Fund and would result in the purchase of securities for the Separate Account which vary from the general quality and nature of investments and investment techniques used by our other Separate Accounts.

Distribution of THE Policy

We no longer issue new Policies. CBSI serves as principal underwriter for the Policy. CBSI is a Wisconsin corporation and its home office is located at 2000 Heritage Way, Waverly, Iowa 50677. CBSI is our indirect, wholly owned subsidiary, and is registered as a broker-dealer with the Securities and Exchange Commission (”SEC”) under the Securities Exchange Act of 1934, as amended, as well as with the securities commissions in the states in which it operates, and is a member of Financial Industry Regulatory Authority, Inc. CBSI services Owners through its registered representatives. CBSI also may enter into selling agreements with other broker-dealers (“selling firms”) and compensate them for their services. Registered representatives of CBSI and of other selling firms are appointed as our insurance agents.

Compensation Arrangements For CBSI and Its Sales Personnel

We pay commissions to CBSI for the sale of the Policies by its registered representatives in the amount of: 116.22% of Premiums up to the Minimum Premium and 8.15% of Excess Premiums above that amount paid in the first Policy Year; and 5.00% of Premium in Policy Years 2 through 10. For each Premium paid following an increase in face amount, we pay a commission up to the target Premium for the increase in each year; the commission is calculated using the commission rates for the corresponding Policy Year. We pay commissions for substandard risk and rider Premiums based on our rules at the time of payment. Registered representatives may be required to return first-year commissions (less the surrender charge) if a Policy is not continued through the first Policy year. The investment adviser for, or another affiliate of one or more of the Funds also may, from time to time, make payments to CBSI for services.

CBSI pays its registered representatives a portion of the commissions received for their sales of Policies. Registered Representatives may also be eligible for various cash benefits, such as insurance benefits, bonuses and financing arrangements, and non-cash compensation items that we may provide jointly with CBSI. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. Sales of the Policies may help registered representatives and/or their managers qualify for such benefits. CBSI’s registered representatives and managers may receive other payments from us for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

Compensation Arrangements For Selling Firms and Their Sales Personnel

We pay commissions to selling firms for sales of the Policies by their registered representatives in the amount of: 105% of Premiums up to the Minimum Premium and 7.3% of Excess Premiums above that amount paid in the first Policy Year; and 5.0% of Premium in Policy Years 2 through 10. For each Premium paid following an increase in face amount, we pay a commission up to the target Premium for the increase in each year; the commission is calculated using the commission rates for the corresponding Policy Year. We pay commissions for substandard risk and rider Premiums based on our rules at the time of payment. Registered representatives may be required to return first-year commissions (less the surrender charge) if a Policy is not continued through the first Policy year.

Selling firms pay their registered representatives a portion of the commissions received for their sales of Policies. We and/or CBSI may pay certain selling firms additional amounts for: (1) sales promotions relating to the Policies, including increased access to their registered representatives, (2) costs associated with sales conferences and educational seminars for their registered representatives, and (3) other expenses incurred by them. We and/or CBSI may make bonus payments to certain selling firms based on aggregate sales of our insurance contracts (including the Policies). We may pay certain selling firms an additional bonus after the first Policy Year for sales by their registered representatives, which may be up to the amount of the basic commission for the particular Policy Year. In addition, we may reimburse these selling firms for portions of their Policy sales expenses. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. These programs also may include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

Source of Compensation

Commissions and other incentives or payments described above are not charged directly to Owners or to the Separate Account. We recoup commissions and other sales expenses through fees and charges deducted under the Policy.

OTHER BENEFITS AVAILABLE UNDER THE POLICY

In addition to the death benefit associated with your Policy, other standard or optional benefits may also be available to you. The following table summarizes information about those benefits. A Rider attached to a Policy adds additional optional insurance and benefits. Information about the fees associated with each benefit included in the table may be found in the Fee Table section of this Prospectus.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations
No-Lapse Guarantee	Protects against Policy Lapse	Standard

●    Requests to increase Specified Amount within first 3 Policy Years will void the guarantee.

●    Only applies during first 3 Policy Years.

●    Annual premiums, less all partial withdrawals and Indebtedness, must be at least equal to the minimum premium.

●    Partial withdrawals and loans may terminate guarantee.

Minimum Death Benefit Guarantee	Guarantees payment of minimum amount of death benefit	Standard

●    Annual premiums must at least equal the Target Premium.

●    Expires at later of Insured age 65 or 10 years from the Issue Date.

●    Partial withdrawals and loans may terminate guarantee.

●    Cannot not be reinstated after termination.

Dollar-Cost Averaging	Provides for the systematic transfer of specified dollar amounts from the Vanguard Variable Insurance Fund Money Market Subaccount to other Subaccounts	Optional

●    Transfers may only be made on a monthly basis.

●    Minimum transfer amount is $100 per month.

●    Amounts transferred to a Subaccount must be stated in whole percentages.

●    No Transfers may be made to the Interest Bearing Account.

●    Certain events will cause program to terminate.

Accelerated Death Benefit Option Endorsement	Accelerates payment of a portion of death benefit if Insured is terminally ill	Optional

●    Up to 50% of Policy’s eligible death benefit will be paid.

●    Maximum payment of $250,000 per Insured.

●    Evidence of terminal illness required.

●    Policy must be In Force other than as extended term insurance.

●    Policy must have more than 2 years until Maturity Date.

●    Accelerated payments reduce account value in proportion to how the death benefit is reduced. This reduction could be significant.

●    If you have an existing Policy loan and take an accelerated death benefit payment, the amount you receive will be reduced as a result of the loan and the death benefit will be reduced by an amount greater than the amount received under the Accelerated Death Benefit Option.

Children’s Insurance	Provides level term insurance on children of Insured	Optional	● Terminates at earlier of age 23 of child or age 65 of Insured.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations
Guaranteed Insurability	Allows additional insurance to be purchased on life of Insured at standard rates without evidence of insurability	Optional	● Issued only to standard risks. ● Insurance may be purchased only on specific future dates.
Accidental Death Benefit	Pays additional death benefit on life of Insured should death occur due to accidental bodily injury	Optional	● Death must occur before age 70. ● Premium is payable until Insured reaches age 70.
Automatic Increase	Provides for automatic increases in Policy’s Specified Amount on each Policy Anniversary without evidence of insurability	Optional	● None
Other Insured	Provides level term insurance to Insured or another person within Insured’s immediate family	Optional	● Evidence of insurability required to increase death benefit amount. ● Term insurance expires on “other Insured’s” 95th birthday or at Policy termination.
Term Insurance	Provides term insurance	Optional	● Policy must have $250,000 minimum Face Amount. ● Available only on primary Insured. ● Convertible until age 75. ● Term insurance expires on Insured’s 95th birthday or at Policy termination.
Disability Waiver of Monthly Deductions	Waives Monthly Deductions for administrative and life insurance costs during Insured’s total disability	Optional	● Only renewed until the Policy Anniversary following Insured’s 65th birthday. ● Terminates at the Policy Anniversary following Insured’s 65th birthday.
Disability Benefit Waiver of Premium and Monthly Deduction	Waives Monthly Deductions for administrative and life insurance costs during Insured’s total disability and provides additional premium contributions from us	Optional	● Only renewed until the Policy Anniversary following Insured’s 65th birthday. ● Maximum additional premium from us is $12,000 per year. ● Terminates at Insured’s 65th birthday.
Executive Benefits Plan Endorsement	Waives Deferred Charges on Policy	Optional

●    Available only on Policies issued in conjunction with certain types of deferred compensation and/or employee benefits plans.

●    Policy must be surrendered and proceeds used to fund a new policy provided through CMFG Life or an affiliate.

●    Policy must be owned by a business or trust.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations
● Insured under current and new Policies must be a selected manager or highly compensated employee. ● Evidence of insurability required.

No-Lapse Guarantee

If you make sufficient planned annual premiums each year for the first three Policy Years, the no-Lapse guarantee will remain in effect and your Policy will not Lapse during those years.

How the benefit works: If at all times during the first three Policy Years the sum of the premiums received to date, less all partial withdrawals and Indebtedness, is at least equal to the monthly minimum premium multiplied by the number of months (plus one month) the Policy has been In Force, the Policy will not Lapse. The monthly minimum premium is the minimum premium (the minimum annual amount needed each year during the first three Policy Years to keep the no-Lapse guarantee in effect) divided by 12. If any requested increase in Specified Amount is made during the first three Policy Years, the no-Lapse guarantee is voided.

In cases where the no-Lapse guarantee is in effect and there is insufficient Net Cash Value to pay the monthly deduction, the Deferred Charges Account will be used to pay the Monthly Deduction. Deferred Charges are collected only if the Policy is surrendered during the first nine Policy Years after the Issue Date or the first nine Policy Years after an increase in Specified Amount, whichever is applicable. We will waive any Monthly Deduction remaining after the Deferred Charges have been exhausted.

The minimum premium is defined under the following formula:

Minimum premium = [(Cost of Insurance + Administrative Fee + Accidental Death Benefit premium + Guaranteed Insurability premium + Automatic Increase premium + Disability Waiver of Monthly Deductions premium + Disability Waiver of Premium and Monthly Deduction premium + Surrender Charge)*(0.60) + Policy Fee + Children’s Insurance premium + Other Insured premium + Term Insurance premium] / (1 – Premium Expense Charge)

Example: Assume a Male, Insured, Issue Age 35, who lives in a state with a 2.00% Premium Expense Charge and is in the standard risk class, purchased a Policy with $100,000 Specified Amount, a $50,000 Accidental Death Benefit Rider, and the Disability Waiver of Monthly Deductions Rider. The charges under his Policy and the optional benefits he has selected would be (charges shown are annual amounts):

Cost of Insurance:	$272.00
Administrative Fee:	$45.00
Surrender Charge:	$813.00
Accidental Death Benefit premium:	$34.50
Waiver of Monthly Deductions premium:	$19.06
Policy Fee	$72.00
Premium Expense Charge	2.00%

We calculate the minimum premium according to the formula provided above and then divide the minimum premium by 12 to determine the monthly minimum premium.

Minimum premium

= [(Cost of Insurance of 272.00 + Administrative Fee of 45.00 + Accidental Death Benefit premium of 34.50 + Disability Waiver of Monthly Deductions premium of 19.06 + Surrender Charge of 813.00)*(0.60) + Policy Fee of 72.00] / (1 – Premium Expense Charge of 0.02)

= [1,183.56*(0.60) + 72] / (1-0.02) = $798.10

Monthly minimum premium = $798.10 / 12 = $66.51

Assume the Policy has been In Force for 24 months and the Insured has taken no partial withdrawals or loans when the Net Cash Value becomes insufficient to pay the Monthly Deduction. To determine whether sufficient premiums have been paid to maintain the no-Lapse guarantee, we multiply the monthly minimum premium of $66.51 by the 24 months the Policy has been In Force plus one additional month: 66.51*(24 + 1) = $1,662.75. If the sum of all premiums is at least $1,662.75 at this time, the no-Lapse guarantee will prevent Lapse.

Minimum Death Benefit Guarantee

If the Target Premium is paid until the later of Attained Age 65 or 10 years from the Issue Date the Policy will not Lapse during those years. The Target Premium will be shown on the specifications page of each Policy.

How the benefit works: The minimum death benefit guarantee provides that we will pay a minimum amount of death benefit if, at all times, the sum of the premiums received to date, less all partial withdrawals and Policy loans, is at least equal to the monthly Target Premium multiplied by the number of months (plus one month) the Policy has been In Force. The Target Premium is stated on the specifications page of the Policy and is generally determined by dividing the minimum premium by 0.60. Thus, if the Owner pays a premium at least equal to the Target Premium each year, the Policy will remain In force and the minimum death benefit will be paid even if the Net Cash Value is insufficient to pay Monthly Deductions on a Monthly Day and the Policy would otherwise Lapse. The monthly Target Premium is the Target Premium divided by twelve. The minimum death benefit guarantee expires at the later of Attained Age 65 or 10 years from the Issue Date.

The Target Premium will be increased or decreased, as appropriate, when you request to increase or decrease the Specified Amount, change the Death Benefit Option, or add or delete riders.

If the premiums required to maintain the minimum death benefit guarantee are not paid, the minimum death benefit guarantee will be lost. We will mail you notice of this loss, after which you will have 60 days to reinstate the minimum death benefit guarantee by paying premiums sufficient to raise the total premiums to the required amount. If the necessary premiums are not paid within the 60 day grace period, the minimum death benefit guarantee cannot be reinstated.

Where the minimum death benefit guarantee is in effect and there is insufficient Net Cash Value to pay the Monthly Deduction, Deferred Charges will be used to pay the monthly deduction during the first nine Policy Years or the first nine Policy Years following an increase in Specified Amount. During those years, any Monthly Deduction remaining after amounts in the Deferred Charges Account have been exhausted will be waived. In the 10th Policy Year or the 10th Policy Year following an increase in Specified Amount and beyond, any Monthly Deduction in excess of the Net Cash Value will be waived.

Example: Using the same assumptions as the No-Lapse Guarantee example, the Target Premium would be

Annual Target Premium

= minimum premium / 0.60

= $798.10 / 0.60 = $1,330.17

Monthly Target Premium = $1,330.17 / 12 = $110.85

Assume the Policy has been In Force for 24 months and the Insured has taken no partial withdrawals or loans when the Net Cash Value becomes insufficient to pay the Monthly Deduction. To determine whether sufficient premiums have been paid to maintain the minimum death benefit guarantee, we multiply the monthly Target Premium of $110.85 by the 24 months the Policy has been In Force plus one additional month: 110.85*(24 + 1) = $2,771.25. If the sum of all premiums is at least $2,771.25 at this time, the minimum death benefit guarantee will prevent Lapse. If the Insured were to die at this time, the Specified Amount will be paid.

Dollar-Cost Averaging

Provides for the systematic transfer, on a monthly basis, of specified dollar amounts from the Vanguard Variable Insurance Fund Money Market Subaccount to other Subaccounts.

How the service works: If elected at the time of the application or at any other time by Written Request, you may systematically or automatically transfer (on a monthly basis) specified dollar amounts from the Vanguard Variable Insurance Fund Money Market Subaccount to other Subaccounts. The fixed dollar amount will purchase more accumulation units of a Subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per accumulation unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar-cost averaging method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.

The minimum transfer amount for dollar-cost averaging is the equivalent of $100 per month. If less than $100 remains in the Vanguard Variable Insurance Fund Money Market Subaccount, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages.

Once elected, dollar-cost averaging remains in effect until the earliest of: (1) the Accumulated Value in the Vanguard Variable Insurance Fund Money Market Subaccount is depleted to zero; (2) you cancel the election by Written Request; or (3) for three successive months, the Accumulated Value in the Vanguard Variable Insurance Fund Money Market Subaccount has been insufficient to implement the dollar-cost averaging instructions you have given to us. We will notify you when dollar-cost averaging is no longer in effect. There is no additional charge for using dollar-cost averaging. Dollar-cost averaging transfers do not count against the four free transfers in a Policy Year. We may discontinue offering dollar-cost averaging at any time and for any reason.

Children’s Insurance

This rider provides level term insurance to children of the Insured up to the earlier of age 23 of the child or age 65 of the Insured.

How the rider operates: The rider option amount will be payable to the Beneficiary stated in the rider upon the death of any Insured child. If the Insured dies prior to the termination of this rider, the coverage on each eligible child becomes paid-up term insurance to age 23 for the rider option amount. On the policy anniversary following each Insured child’s 23rd birthday or at age 65 of the Insured, if sooner, each child may convert this rider to a new whole life insurance policy without evidence of insurability.

The example below demonstrates the charge for this rider:

Base policy Specified Amount:	$50,000
Eligible rider units for purchase:	10 (1 unit per each $5,000 base policy Specified Amount, to a max of 10 units)
Rider units purchased:	3
Rider option amount:	$3,000 ($1,000 per rider unit purchased). ($3,000 level term insurance coverage for each eligible child of the Insured)
Rider charge rate:	$9.00 per unit

Annual rider charge = 3 x $9.00 = $27.00. This charge covers all eligible children of the Insured.

Guaranteed Insurability

This rider provides that additional insurance may be purchased on the life of the Insured on specific option dates at standard rates without evidence of insurability.

How the rider operates: The regular option dates are Policy Anniversaries coincident with or immediately following the Insured’s 25th, 28th, 31st, 34th, 37th, and 40th birthdays. It is issued only to standard risks. This rider may be issued until the Policy Anniversary following the Insured’s 37th birthday.

The example below demonstrates the charge for this rider on an Attained Age basis:

Sex:	Male
Risk class:	Standard
Rider issue age:	13
Rider Attained Age:	13
Rider option amount:	$10,000 (has the option to purchase this amount of additional insurance at each of the above regular option dates)

Rider charge rate: $1.18 per $1,000 coverage (rate is specific for Attained Age 13)

Annual rider charge = ($10,000/$1,000) x $1.18 = $11.80

Accidental Death Benefit

Pays an additional death benefit on the life of the Insured if death occurs due to accidental bodily injury before Age 70.

How the rider operates: This rider provides for the payment of an additional death benefit on the life of the Insured should death occur due to accidental bodily injury occurring before age 70. The annual rider charge for the accidental death benefit is payable until the Insured reaches age 70.

The example below demonstrates the charge for this rider:

Sex:	Male
Risk class:	Non-smoker
Rider Attained Age:	33
Rider option amount:	$10,000 (additional death benefit amount)

Rider charge rate: $0.68 per $1,000 coverage (rate is specific for Attained Age 33)

Annual rider charge = ($10,000/$1,000) x $0.68 = $6.80

Automatic Increase

This rider provides for automatic increases in the policy’s Specified Amount on each Policy Anniversary without evidence of insurability.

How the rider operates: This rider may be issued until the earlier of the 15th Policy Anniversary or the Policy Anniversary following the Insured’s 55th birthday. The ongoing charges for the increased Specified Amounts utilize an Attained Age basis table. A tax adviser should be consulted to determine whether the automatic increases provided by this rider could cause the Owner’s Policy to become a Modified Endowment Contract.

The example below demonstrates the charge for this rider on an Attained Age basis:

Sex:	Male
Risk class:	Non-smoker
Rider issue age:	37
Rider Attained Age:	37
Rider option amount:	$10,000 (the amount of Specified Amount increase at each Policy Anniversary without evidence of insurability)
Rider charge rate:	$0.50 per $1,000 coverage (rate is specific for Attained Age 37)

Annual rider charge = ($10,000/$1,000) x $0.50 = $5.00

Other Insured

This rider provides level term insurance.

How the rider operates: The “other Insured” could be the Insured or could be another person within the immediate family of the Insured. The term insurance expires on the “other Insured’s” 95th birthday or upon termination of the Policy, whichever comes first. Evidence of insurability is required for issuance of the rider or to increase the amount of the term insurance. The rider may be issued until the Policy Anniversary following the Insured’s 65th birthday.

The example below demonstrates the charge for this rider on an Attained Age basis:

Sex:	Female
Risk class:	Non-smoker
Rider issue age:	36
Rider Attained Age:	36
Rider option amount:	$10,000 (additional level term insurance purchased)

For Female, Non-smoker, Attained Age 36	Current Rate	Guaranteed Max Rate
Initial rider charge rate per $1,000 coverage:	$1.53	$1.61
Annual rider fee: $20.00

Current annual rider charge (Attained Age 36) = $20.00 + ($10,000/$1,000) x $1.53 = $35.30

Guaranteed maximum annual rider charge (Attained Age 36) = $20.00 + ($10,000/$1,000) x $1.61 = $36.10

Ongoing other insured rider charges utilize an Attained Age basis table.

Term Insurance

This rider provides level term insurance.

How the rider operates: This rider is available only on Policies with a Face Amount of at least $250,000. It is available only on the primary Insured. The rider is convertible to age 75. The term insurance expires on the Insured’s 95th birthday or upon termination of the Policy.

The example below demonstrates the charge for this rider on an Attained Age basis:

Sex:	Male
Risk class:	Non-smoker
Rider issue age:	37
Rider Attained Age:	37
Rider option amount:	$230,000 (additional level term insurance purchased)

For Male, Non-smoker, Attained Age 37	Current Rate	Guaranteed Max Rate
Initial rider charge rate per $1,000 coverage:	$1.23	$1.94

Current annual rider charge (Attained Age 37) = ($230,000/$1,000) x $1.23 = $282.90

Guaranteed maximum annual rider charge (Attained Age 37) = ($230,000/$1,000) x $1.94 = $446.20

Ongoing term insurance rider charges utilize an Attained Age basis.

Disability Waiver of Monthly Deductions

This rider provides that, during the Insured’s total disability, we will waive Monthly Deductions for administrative and life insurance costs.

How the rider operates: During the Insured’s total disability, Monthly Deductions are waived. The rider may be issued until the Policy Anniversary following the Insured’s 55th birthday. It may be renewed until the Policy Anniversary following the Insured’s 65th birthday.

Example: Assume a Male Insured, Attained Age 35 who is in the standard risk class purchased a Policy with $100,000 Specified Amount, a $50,000 Accidental Death Benefit Rider and the Disability Waiver of Monthly Deductions Rider. The charges under his Policy and the optional benefits he has selected would be (charges shown are annual amounts):

Annual Amount Deducted (per Fee Table):

Cost of Insurance:	$272.00 (Current charge: Male, Standard, Age 35)
Monthly Administrative Fee:	$45.00
Accidental Death Benefit rider charge:	$34.50 (Male, Standard, Age 35)
Policy Fee:	$72.00
Waiver charge (per $100 Monthly Deduction):	$4.50

To calculate the waiver charge, we first determine the sum of the deductions (pre-waiver).

Sum of Monthly Deductions (pre-waiver) = $272.00 + $45.00 + $34.50 + $72.00 = $423.50

The charge for the Monthly Deduction Waiver is the sum of the deductions (pre-waiver) divided by $100 and multiplied by the waiver charge per $100 of Monthly Deduction.

Charge for Monthly Deduction Waiver = ($423.50/$100) x $4.50 = $19.06

Total Monthly Deductions (including Waiver), Attained Age 35 = $423.50 + $19.06 = $442.56 per year

$442.56/12 = $36.88 per month.

Under the rider, we will waive the total Monthly Deductions of $36.88 per month during the Insured’s total disability.

Disability Benefit Waiver of Premium and Monthly Deduction

Like the rider just described, this rider provides that, during the Insured’s total disability, we will waive the Monthly Deduction for administrative and life insurance costs. In addition, this rider provides that we will contribute additional premium.

How the rider operates: The amount of additional premium we will contribute will be shown on the specifications page for the rider. The maximum amount we will contribute is $12,000 on an annual basis. The rider may be issued until the Policy Anniversary following the Insured’s 55th birthday. It may be renewed until the Policy Anniversary following the Insured’s 65th birthday at which time the rider terminates.

Example: Using the same assumptions as the Disability Waiver of Monthly Deductions example, the charge for the waiver of Monthly Deductions would be the same ($19.06 per year). In addition, the Target Premium would be the same as under the No-Lapse Guarantee example ($1,330.17 per year). The charge for the waiver of Premium would be 2.25% of the Target Premium ($1,330.17 x 2.25%) = $29.93 per year.

The total charge for the Waiver of Premium and Monthly Deduction is the sum of the charge for the waiver of Monthly Deductions and the charge for the waiver of Premium = $19.06 + $29.93 = $48.99 per year.

Total Monthly Deductions (including Waiver) = $423.50 + $48.99 = $472.49 per year

$472.49/12 = $39.37 per month

Under the rider, we will waive the total Monthly Deductions of $39.37 per month and contribute the additional premium up to $12,000 annually during the Insured’s total disability.

Accelerated Death Benefit Option Endorsement

This rider provides an accelerated payment of the death benefit up to 50% of a Policy’s eligible death benefit if you provide us with satisfactory evidence that the Insured is terminally ill. Terminal illness is a non-correctable medical condition in which the Insured’s life expectancy is no more than twelve months.

How the endorsement operates: The acceleration percentage is the amount requested by the Owner divided by the eligible death benefit; the eligible death benefit is the death benefit calculated without including Accumulated Value. The amount requested is subject to a $250,000 maximum per Insured. In order to be considered eligible, the coverage must:

1)	be In Force other than as extended term insurance; and

2)	have more than two years until its Maturity Date, from the date written notification to exercise this benefit is received by us at our Mailing Address.

We assess an administrative charge (of no more than $300) for an accelerated payment of the death benefit and deduct interest on the amount paid. As a result, the Death Benefit Proceeds payable to the Beneficiary upon the death of the Insured is reduced by an amount greater than the amount you receive as an accelerated death benefit. Accelerated payments will reduce account value in proportion to how the death benefit is reduced. This reduction could be significant. If you have an existing Policy loan and take an accelerated death benefit payment, the amount you receive will be reduced as a result of the loan and the death benefit will be reduced by an amount greater than the amount received. The tax consequences of accelerated benefits are uncertain, and you should consult a tax advisor before exercising this option. The Accelerated Death Benefit Option Endorsement is not available in all states and may vary by state.

Example:

Assume the following Policy details prior to the acceleration of the death benefit:

Death Benefit:	$250,000
Face Amount:	$250,000
Account Value:	$50,000
Policy Loan:	$15,000

The Insured is terminally ill as defined in the endorsement and the Owner requests to accelerate $100,000 of the death benefit. This constitutes an acceleration percentage of 40% of the death benefit ($100,000 amount to be accelerated / $250,000 death benefit = 40% acceleration percentage).

To determine the payable proceeds, the amount to be accelerated will be reduced by the interest expense, the administrative expense and a policy loan adjustment. Assume the maximum annual interest rate of 8% is in effect at the time of the acceleration request. The interest expense is $8,000 (8% interest rate x $100,000 amount to be accelerated = $8,000 interest expense). The policy loan adjustment is $6,000 ($15,000 policy loan amount x 40% acceleration percentage = $6,000 policy loan adjustment).

The payable proceeds are then calculated as follows:

Amount to be Accelerated:	$100,000
Less interest expense:	- $8,000
Less administrative expense:	- $300
Less policy loan adjustment:	- $6,000 (Policy Loan x Acceleration Percentage)
Payable proceeds	= $85,700

The amount to be accelerated is gross of applicable deductions. Alternatively, the Owner could request the payable proceeds amount (net of applicable deductions) rather than the amount to be accelerated. If the Owner requested $100,000 in payable proceeds, the amount to be accelerated would be higher and the impact on policy values would be greater.

Based on the assumptions above, the impact on policy values would be as follows:

	Policy Values Before Acceleration	Policy Values After Acceleration
Death Benefit	$250,000	$150,000
Face Amount	$250,000	$150,000
Account Value	$ 50,000	$ 30,000
Policy Debt	$ 15,000	$ 9,000
Planned Annual Premium*	$ 2,500	$ 2,500

* The Planned Premium would not change because of the acceleration. However, the Owner could elect to change Planned Premiums based on reduced monthly charges resulting from the Account Value and Face Amount after acceleration.

Death Benefit After Acceleration = Death Benefit Before Acceleration – Amount to Be Accelerated
Death Benefit After Acceleration = $250,000 – $100,000 = $150,000

Face Amount After Acceleration = Face Amount Before Acceleration x Death Benefit After Acceleration / Death Benefit Before Acceleration
Face Amount After Acceleration = $250,000 x $150,000 / $250,000 = $150,000

Account Value After Acceleration = Account Value Before Acceleration x Death Benefit After Acceleration / Death Benefit Before Acceleration
Account Value After Acceleration = $50,000 x $150,000 / $250,000 = $30,000

Policy Loan After Acceleration = Policy Debt Before Acceleration x Death Benefit After Acceleration / Death Benefit Before Acceleration
Policy Loan After Acceleration = $15,000 x $150,000 / $250,000 = $9,000

Executive Benefits Plan Endorsement

This endorsement is available on Policies issued in conjunction with certain types of deferred compensation and/or employee benefits plans. The executive benefits plan endorsement waives the Deferred Charges on the Policy to which it is attached subject to the following conditions:

1.	the Policy is surrendered and the proceeds are used to fund a new policy provided through CMFG Life Insurance Company or an affiliate. The policies CMFG Life Insurance Company makes available with this endorsement are fixed whole life insurance policies.

2.	the Policy is owned by a business or trust;

3.	the new Policy is owned by the same entity;

4.	the Insured under the Policy is a selected manager or a highly compensated employee (as those terms are defined by Title 1 of the Employee Retirement Income Security Act, as amended);

5.	the Insured under the new Policy is also a selected manager or highly compensated employee;

6.	we receive an application for the new Policy (and have evidence of insurability satisfactory to us).

There is no charge for this benefit. However, if you exercise this benefit during the first two Policy Years, we may charge a fee to offset expenses incurred. This fee will not exceed $150. The Executive Benefits Plan Endorsement may not be available in all states.

Riders under this Policy may vary from state to state. All material state variations are described in this Prospectus. We are not currently issuing new riders on any Policy.

Federal Income Tax Considerations

Introduction

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (“IRS”).

Tax Status of the Policy

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Code. Guidance as to how these requirements should be applied is limited. Nevertheless, we believe that Policies issued on a standard rating class basis should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard basis, and it is not clear whether such Policies will in all cases satisfy the applicable requirements, particularly if you pay the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we may restrict Policy transactions in order to do so.

In certain circumstances, owners of variable universal life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. While we believe that the Policies do not give you investment control over Separate Account assets, we may modify the Policies as necessary to prevent you from being treated as the Owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Accounts be “adequately diversified” in order for the Policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Separate Accounts, through the Funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy generally will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the death benefit under a Policy should be excludible from the gross income of the Beneficiary.

Generally, you will not be deemed to be in constructive receipt of the Accumulated Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a “Modified Endowment Contract.”

Federal, state and local transfer, estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.

Modified Endowment Contracts. Under the Code, certain life insurance contracts are classified as “Modified Endowment Contracts,” with less favorable income tax treatment than other life insurance contracts. Due to the Policy’s flexibility with respect to premium payments and benefits, each Policy’s circumstances will determine whether the Policy is a MEC. In general, a policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the policy causes the policy to fail the “7-pay test.” A policy will fail the 7-pay test if at any time in the first seven Policy Years, the amount paid into the policy exceeds the sum of the level premiums that would have been paid at that point under a policy that provided for paid-up future benefits after the payment of seven level annual payments. A Policy received in a tax-free exchange for a Modified Endowment contract will also be classified as a Modified Endowment Contract.

If there is a reduction in the benefits under the Policy during the first seven Policy Years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the policy had originally been issued at the reduced face amount. If there is a “material change” in the policy’s benefits or other terms, even after the first seven Policy Years, the policy may have to be retested as if it were a newly issued policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy Years. To prevent your policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policy owner should consult with a competent advisor to determine whether a policy transaction will cause the policy to be classified as a Modified Endowment Contract.

Distributions Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and partial withdrawals, are treated first as distributions of gain taxable as ordinary income and as tax-free recovery of your investment in the Policy only after all gain has been distributed.

Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed in same manner as surrenders and partial withdrawals.

A 10% additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when you have attained age 59½ or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your Beneficiary or designated Beneficiary.

If a Policy becomes a Modified Endowment Contract, distributions that occur during the Policy Year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract may be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of your investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions.

Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Policy. Your investment in the Policy is generally the aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Policy Loans. In general, interest on a Policy loan will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences. If a loan from a Policy is outstanding when the Policy is canceled or Lapses, then the amount of the outstanding Indebtedness will be added to the amount treated as a distribution from the Policy and will be taxed accordingly.

Policy Changes, Transfers and Exchanges. Changes to a Policy’s Death Benefit Option or Face Amount, the conversion or exchange of a policy, and transfer or assignment of ownership of a Policy may have adverse tax consequences. You should consult a tax adviser if you are considering any such transaction.

Multiple Policies. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in your income when a taxable distribution occurs.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Life Insurance Purchases by Residents of Puerto Rico. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the IRS announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

Accelerated Death Benefit Option. The federal income tax consequences associated with the Accelerated Death Benefit Option Endorsement are uncertain. You should consult a qualified tax advisor about the consequences of requesting payment under this endorsement. (See “Accelerated Death Benefit Option” for more information.)

Special Rules for Pension and Profit-Sharing Plans

If a Policy is purchased by a pension or profit-sharing plan, or similar deferred compensation arrangement, the federal, state and estate tax consequences could differ. A competent tax advisor should be consulted in connection with such a purchase.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the Net Amount at Risk is treated as a “current fringe benefit” and must be included annually in the plan participant’s gross income. We report this cost (generally referred to as the “P.S. 58” cost) to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant’s Beneficiary, then the excess of the death benefit over the Policy value is not taxable. However, the Cash Value will generally be taxable to the extent it exceeds the participant’s cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 (“ERISA”). You should consult a qualified advisor regarding ERISA.

Department of Labor (“DOL”) regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified advisor before requesting a loan under a Policy held in connection with a retirement plan.

Business Uses of the Policy

Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If the value of a Policy to you depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses, and the IRS has issued guidance relating to split dollar insurance plans. Any business contemplating the purchase of a new insurance policy or a change in an existing insurance policy should consult a tax advisor.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s Indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a Beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a Beneficiary of a Policy.

Employer-owned Life Insurance Contracts. Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the Premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect Beneficiary under such contact. It is the employer’s responsibility to verify the eligibility of the intended Insured under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j). These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Tax Shelter Regulations. Prospective owners that are corporations should consult a tax advisor about the treatment of the Policy under Treasury Regulations applicable to corporate tax shelters.

Split-Dollar Arrangements. The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional Premiums with respect to such arrangements.

Additionally, the Sarbanes-Oxley Act of 2002 prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Medicare Tax on Investment Income

A 3.8% tax may be applied to some or all of the taxable portion of some distributions (such as payments under certain settlement options) from life insurance contracts to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Please consult a tax advisor for more information.

Alternative Minimum Tax

There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax.

Estate, Gift and Generation-Skipping Transfer Taxes

The transfer of the policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The transfer of the policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the Insured dies, the death benefit proceeds will generally be includable in the Owner’s estate for purposes of federal estate tax if the Insured owned the Policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner’s estate upon the Owner’s death. The Policy would not be includable in the Insured’s estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of a life insurance Policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes. The individual situation of each owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

The federal estate tax, gift tax, and GST tax exemptions and maximum rates may each be adjusted.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your Beneficiaries under all possible scenarios.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under federal tax law.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Policy.

Our Taxes

Under current federal income tax law, we are not taxed on the Separate Account’s operations. Thus, currently we do not deduct charges from the Separate Account for its federal income taxes. We may charge the Separate Account for any future federal income taxes that we may incur.

Under current laws in several states, we may incur state and local taxes (in addition to Premium Taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

On March 27, Congress passed the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).  Among other provision, the CARES Act includes temporary relief from certain tax rules applicable to qualified contracts.

Required Minimum Distributions. The CARES Act allows participants and beneficiaries in certain qualified plans to suspend taking required minimum distributions in 2020, including any initial required minimum distributions for 2019 that would have been due by April 1, 2020.  Additionally, the year 2020 will not be counted in measuring the five year post-death distribution period requirement.  Any distributions made in 2020 that, but for the CARES Act, would have been a required minimum distribution will instead be eligible for rollover and will not be subject to the 20% mandatory withholding.

Retirement Plan Distribution Relief.  Under the CARES Act, an “eligible participant” can withdraw up to a total of $100,000 from certain qualified plans that adopt this provision without being subject to the 10% additional tax on early distributions. The Federal income tax on these distributions can be spread ratably over three years and the distributions may be re-contributed during the three-year period following the distribution.  For these purposes, eligible participants are participants who:

●	have been diagnosed with COVID-19,

●	have spouses or dependents diagnosed with COVID-19, or

●	have experienced adverse financial consequences stemming from COVID-19 as a result of

○	being quarantined, furloughed or laid off,

○	having reduced work hours,

○	being unable to work due to lack of child care,

○	the closing or reduction of hours of a business owned or operated by the participant, or

○	other factors determined by the Treasury Department.

Eligible participants can take these distributions from 401(k), 403(b), and governmental 457(b) plans even if they would otherwise be subject to in-service withdrawal restrictions (e.g., distributions before age 59½) and the 20% withholding that would otherwise apply to these distributions does not apply.

Legal Proceedings

We, like other life insurance companies, are often involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or us or on the ability of the CBSI to perform its contract with the Variable Account, or on our ability to meet our obligations under the Policy.

Financial Statements

Our financial statements and the financial statements of the Separate Account are contained in the SAI. Our financial statements should be distinguished from the Separate Account’s financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies. For a free copy of these financial statements and/or the SAI, please contact us at our Mailing Address.

APPENDIX A: UNDERLYING FUNDS AVAILABLE UNDER THE POLICY

(To be updated by amendment)The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time. You can request this information at no cost by calling 1-800-798-5500 or sending an email request to AnnuityAndPRTManagersMail@cunamutual.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Investment Objective	Fund and Adviser/Sub-adviser	Current Expenses	Average Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Generate high level of current income, consistent with prudent limitation of investment risk	Ultra Series Fund – Core Bond Fund (Class I) Adviser: Madison Asset Management, LLC	%	%	%	%
High total return through income and capital appreciation	Ultra Series Fund – Diversified Income Fund (Class I) Adviser: Madison Asset Management, LLC	%	%	%	%
Long-term growth of capital with income as secondary consideration	Ultra Series Fund – Large Cap Value Fund (Class I) Adviser: Madison Asset Management, LLC	%	%	%	%
Long-term capital appreciation	Ultra Series Fund – Large Cap Growth Fund (Class I) Adviser: Madison Asset Management, LLC	%	%	%	%
Long-term capital appreciation	Ultra Series Fund – Mid Cap Fund (Class I) Adviser: Madison Asset Management, LLC	%	%	%	%
Long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies	T. Rowe Price International Stock Portfolio Adviser: T. Rowe Price Associates, Inc. Subadviser: T. Rowe Price International Ltd.	%	%	%	%
Provide current income while maintaining liquidity and stable share price of $1	Vanguard Variable Insurance Fund Money Market Portfolio Adviser: Vanguard Group, Inc.	%	%	%	%

STATEMENT OF ADDITIONAL INFORMATION

To learn more about the Policy, you should read the SAI dated May 1, 2022, as it may be amended. The SAI includes additional information about the Separate Account. For a free copy of the SAI, personalized illustrations of Death Benefits, Net Cash Values, and Accumulated Value, and to request other information about the Policy please call toll-free at (800) 798-5500 or write to us at 2000 Heritage Way, Waverly, Iowa 50677-9202.

The SAI has been filed with the SEC and is incorporated by reference into this Prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Policy. Copies of this information and the Policy (including the SAI) may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR contract identifier: C000060833

STATEMENT OF ADDITIONAL INFORMATION

CMFG LIFE INSURANCE COMPANY

2000 Heritage Way

Waverly, Iowa 50677-9202

(800) 798-5500

CMFG Variable Life Insurance Account

MEMBERS® Variable Universal Life

Flexible Premium Variable Universal Life Insurance Policy

This Statement of Additional Information (“SAI”) contains additional information regarding the MEMBERS® Variable Universal Life flexible premium variable life insurance policy (“Policy”) issued by CMFG Life Insurance Company and supported by CMFG Variable Life Insurance Account (“Separate Account”). This SAI is not a prospectus, and should be read together with the Prospectus for the Policy dated May 1, 2022, as it may be amended from time to time. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above. This SAI does not include information incorporated by reference from other documents. Capitalized terms in this SAI have the same meanings as in the Prospectus for the Policy.

The date of this SAI is May 1, 2022.

Form 1933

TABLE OF CONTENTS

 i

Policy Information

The Policy

The Policy, application(s), policy schedule pages, and any riders are the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

Our Right to Contest the Policy

We have the right to contest the validity of the Policy or to resist a claim under it on the basis of any material misrepresentation of a fact stated in the application or any supplemental application. We also have the right to contest the validity of any increase of Specified Amount or other change to the Policy on the basis of any material misrepresentation of a fact stated in the application (or supplemental application) for such increase in coverage or change. In issuing this Policy, we rely on all statements made by or for the Insured in the application or in a supplemental application. In the absence of fraud, we consider statements made in the application(s) to be representations and not warranties.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after it has been In Force during the lifetime of the Insured for two years from the Policy Issue Date, or if reinstated, for two years from the date of reinstatement. Likewise, we cannot contest any increase in coverage effective after the Policy Issue Date, or any reinstatement thereof, after such increase or reinstatement has been In Force for two years from its effective date.

Misstatement of Age or Gender

For a Policy based on male or female Cost of Insurance rates (as shown in your Policy), if the Insured’s age or gender has been misstated, an adjustment will be made to reflect the correct age and gender as follows (unless a different result is required by state law):

a)	If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the Cost of Insurance rate as of the most recent Monthly Day would have been at the Insured’s correct age and gender.

b)	If the misstatement is discovered prior to death, the Cost of Insurance rate will be adjusted based on the Insured’s correct age and gender beginning on the next Monthly Day.

For a Policy based on blended Cost of Insurance rates (as shown in your Policy), a misstatement of gender will not result in an adjustment. However, if the Insured’s age has been misstated, an adjustment will be made to reflect the correct age as follows (unless a different result is required by state law):

a)	If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the Cost of Insurance rate as of the most recent Monthly Day would have been at the Insured’s correct age.

b)	If the misstatement is discovered prior to death, the Cost of Insurance rate will be adjusted based on the Insured’s correct age beginning on the next Monthly Day.

Suicide Exclusion

If the Insured commits suicide, while sane or insane, within two years of the Issue Date, our liability is limited to an amount equal to the Accumulated Value less any Loan Amount. We will pay this amount to the Beneficiary in one sum.

If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount, our liability with respect to that increase is limited to an amount equal to the Cost of Insurance attributable to the increase from the effective date of the increase to the date of death.

Collateral Assignments

You may assign the Policy as collateral security. The written consent of all Irrevocable Beneficiaries must be obtained before an assignment. The assignment must be in writing and filed at our Mailing Address. The assignment will then take effect as of the date the Written Request was signed.

We are not responsible for the validity or effect of any collateral assignment. We will not be responsible for any payment or other action we have taken before receiving the written collateral assignment.

A collateral assignment takes precedence over the interest of a Beneficiary. Any Policy proceeds payable to an assignee will be paid in one sum. Any remaining proceeds will be paid to the designated Beneficiary or Beneficiaries.

1

A collateral assignee is not an Owner. A collateral assignee is a person or entity to whom you give some, but not all ownership rights under the Policy. A collateral assignment is not a transfer of ownership.

Dividends

While the Policy is In Force, it will share in our divisible surplus. We determine the Policy’s share annually. It is payable annually on the Policy Anniversary. You may select to have dividends:

a)	Paid into the Subaccounts and the Interest Bearing Account as Net Premiums; or

b)	Paid to you in cash.

If no option is selected, the dividends will be paid into Subaccounts and/or Interest Bearing Account as Net Premiums. We currently do not expect to pay dividends during the first 10 Policy Years. For each of Policy Years 11-20, we project annual dividends equal to 0.61% of the Accumulated Value at the end of the Policy Year, plus $39 per Policy. For each Policy Year 21 and after we project annual dividends equal to 1.01% of the Accumulated Value at the end of the Policy Year, plus $39 per Policy. For Issue Ages 0 – 19, the projected dividends are the same as those for ages 20 and above, except the per Policy dividend is $3 in years 11 and above, instead of $39. These dividends are not subject to premium expense charges. These dividends are not guaranteed.

Additional Information on Underwriting and Charges

We currently place each Insured into one of three standard rating classes - preferred, non-tobacco, and tobacco or into a rating class with sub-standard and flat extra charges. In an otherwise identical Policy, an Insured in the standard class will have a lower Cost of Insurance rate than an Insured in a class with sub-standard and flat extra charges.

●	The preferred rating class is only available if the Specified Amount equals or exceeds $100,000.

●	Non-tobacco Insureds will generally incur lower Cost of Insurance rates than Insureds who are classified as tobacco in the same rating class. The non-tobacco designation is not available for Insureds under attained age 21, but shortly before an Insured attains age 21, we may notify the Insured about possible classification as non-tobacco. If the Insured does not qualify as non-tobacco or does not respond to the notification, Cost of Insurance rates will remain as shown in the Policy. However, if the Insured does respond to the notification, and qualifies as non-tobacco, the Cost of Insurance rates will be changed to reflect the non-tobacco classification.

●	Preferred Insureds will generally incur lower Cost of Insurance rates than Insureds who are classified as non-tobacco.

●	Premium classes with sub-standard and flat extra charges may be available for those Insured’s who we find uninsurable under our preferred or standard underwriting guidelines. These charges may be related to health or to participate in certain hazardous sports, aviation activities, or other avocations. Generally, we will not issue contracts with more than 400% extra substandard Cost of Insurance charges or $15 per $1000 in flat extra charges.

Additional Information on Benefits and Settlement Options

Settlement options other than lump sum payments are, in our discretion, available for Death Benefit Proceeds, surrender proceeds, and maturity proceeds, payable to natural persons, subject to certain restrictions on Death Benefit Proceeds. Proceeds payable to a non-natural person are available only under settlement options we agree to. The four available settlement options are as follows:

1)	Interest Option. The proceeds may be left with us to collect interest during the lifetime of the payee. We determine the interest rate each year. It is guaranteed to be not less than the settlement option rate of interest shown on the data page of the Policy. The payee may choose to receive interest payments either once a year or once a month (may not be available in all states) unless the amount of interest to be paid monthly is less than $25 per month, then interest will be paid annually. The payee may withdraw any remaining proceeds, if this right was given at the time the option was selected.

2)	Installment Option. The proceeds may be left with us to provide equal monthly installments for a specified period. No period can be greater than 30 years. The interest we guarantee to pay is set forth in the Policy. Additional interest, if any, will be payable as determined by us. (This option may not be available in all states.) The payee may withdraw the present value of any remaining guaranteed installments, but only if this right was given at the time the option was selected.

3)	Life Income - Guaranteed Period Certain. The proceeds may be left with us to provide monthly installments for as long as the original payee lives. A guaranteed period of 10 or 20 years may be selected. A period of years such that the total installments during the period will be at least equal to the proceeds applied under the option may also be selected. Payments will cease when the original payee dies or at the end of the guaranteed period, whichever is later. If the original payee dies during the guaranteed period, the remaining guaranteed payments will be paid to the successor payee.

2

4)	Joint and Survivor Life. The proceeds may be left with us to provide monthly installments for two payees for a guaranteed period of 10 years. After the 10-year period is over, payments will continue as long as either of the original payees is living. The monthly installment amount will depend on the Age and sex of both payees at the date of the first payment.

Not all settlement options are available. See your Policy for details on which options are available to you.

The minimum amount that can be applied under settlement options 2, 3 and 4 is $2,500 or that amount which will provide an initial monthly installment of at least $25.

Even if the death benefit under the Policy is excludible from income, payments under Settlement options may not be excludible in full. This is because earnings on the death benefit after the Insured’s death are taxable and payments under the settlement options general include such earnings. You should consult a tax adviser as to the tax treatment of payments under the settlement options.

Additional monthly income may be purchased under settlement options 2 and 3. The amount of additional annuity income or payments which can be purchased with new money is 95% of the amount which can be purchased with the net Policy Death Benefit Proceeds under those options. The additional annuity amount may not exceed twice that which the application of proceeds under the selected option would provide. The selection of an additional annuity purchase must be in writing and on file at our Mailing Address. Selection must be within 30 days of settlement under this Policy and is available only if the settlement is on or after the later of the 10th Policy Anniversary or the annuitant’s 55th birthday.

We may, at our option, provide for additional settlement options or cease offering any of the settlement options above.

Illustrations

We may provide illustrations for death benefit, Accumulated Value, and Cash Value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your Accumulated Value will depend on factors such as the amounts you allocate to particular Funds, the amounts deducted for the Policy’s monthly charges, the Funds’ expense ratios, and your Policy loan and partial withdrawal history.

Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed Insured’s issue age and premium class, the Death Benefit Option, Specified Amount, Planned Premiums, and riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one Policy illustration during a Policy Year.

Other Information

Registration Statement

A Registration Statement under the Securities Act of 1933, as amended, relating to this offering has been filed with the Securities and Exchange Commission (“SEC”). Certain portions of the Registration Statement and amendments have been omitted from this SAI pursuant to the rules and regulations of the SEC. Statements contained in this SAI concerning the Policy and other legal documents are summaries. The complete documents and omitted information may be obtained from the SEC’s website at http://www.sec.gov.

Services

CMFG Life Insurance Company has entered into a master services agreement with se2, LLC (se2), 5801 SW 6th Avenue, Topeka, Kansas 66636, whereby se2 will provide the primary services required for the service and administration of the Contract. These services include, but are not limited to: document management services, new business processing, fund transfer, withdrawal, and death benefit processing.  The Company paid se2 $31,180, $35,894 and $30,271 for services performed in for 2021, 2020 and 2019, respectively.

Distribution of the Policies

Information About the Distributor. CUNA Brokerage Services, Inc. (“CBSI”) is responsible for distributing the Policies pursuant to a distribution agreement with us. CBSI serves as principal underwriter for the Policies. CBSI, a Wisconsin corporation organized in 1983 and a direct, wholly owned subsidiary of CUNA Mutual Investment Corporation which in turn is wholly owned by us, is located at 2000 Heritage Way, Waverly, Iowa 50677. CBSI is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended, as well as with the securities commissions in the states in which it operates, and is a member of Financial Industry Regulatory Authority, Inc.

3

Sales Commissions and Other Compensation. We no longer offer new Policies. We intend to recoup commissions and other sales expenses for through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Owners or the Separate Account.

Description of Servicing Network. CBSI services the Policies through its registered representatives. CBSI also may have entered into selling agreements with other broker-dealers and compensates these broker-dealers (“selling firms”) for their services up to the amounts disclosed in the Prospectus. Registered representatives of CBSI and selling firms who sell the Policies have been appointed by us as insurance agents.

Records

We will maintain all records relating to the Separate Account and the Interest Bearing Account at our Mailing Address or at our executive offices at 5910 Mineral Point Road, Madison, WI 53705.

State Regulation

We are subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine our liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we may operate.

Experts

(To be updated by amendment)

The financial statements of each of the individual Subaccounts comprising the CMFG Variable Life Insurance Separate Account included in this Statement of Additional Information and elsewhere in the Registration Statement, have been audited by ____, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statutory basis financial statements of CMFG Life Insurance Company and subsidiary (the “Company”) included in this Statement of Additional Information and elsewhere in the Registration Statement, have been audited by _____, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement. Such report expresses an unqualified opinion on such financial statements and includes an explanatory paragraph that indicates that such financial statements were prepared using the accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division (“statutory basis”), which is a basis of accounting other than accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America as the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The principal business address of _____.

Information About Us

CUNA Mutual Insurance Society is a stock life insurance company that was originally organized in Wisconsin in 1935. CUNA Mutual Life Insurance Company merged with CUNA Mutual Insurance Society on December 31, 2007. CUNA Mutual Insurance Society reorganized into a stock insurance company incorporated in Iowa within a mutual insurance holding company structure and was renamed CMFG Life Insurance Company on January 31, 2012. We are wholly owned by TruStage Financial Group, Inc., an Iowa intermediate holding company. TruStage Financial Group, Inc. is a subsidiary of CUNA Mutual Holding Company, an Iowa mutual insurance holding company controlled by its policy owners and is a diversified family of financial services businesses.

We are one of the world’s largest direct underwriters of credit life and disability insurance, and are a major provider of qualified pension products to credit unions. Further, we offer fixed and variable annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance.

CBSI is our indirect wholly owned subsidiary.

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Periodically, rating agencies, review our ratings for financial stability and operating performance. To obtain our current ratings, contact us at the address and telephone number shown on the first page of this SAI.

The Interest Bearing Account

The Interest Bearing Account is not registered with the SEC.

Additional Information about the Separate Account and the Funds

The Separate Account was established by CUNA Mutual Life Insurance Company on August 16, 1983. CUNA Mutual Life Insurance Company merged with us as of December 31, 2007. The Separate Account is registered under 1940 Act as a unit investment trust. The Separate Account purchases shares of the Funds in accordance with separate participation agreements. The agreements contain varying termination provisions. If a participation agreement terminates, the Separate Account may not be able to purchase additional shares of the Fund(s) covered by that agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Separate Account even if the participation agreement relating to that Fund has not been terminated. In either event, owners will no longer be able to allocate purchase payments or transfer Accumulated Value to the Subaccount investing in that Fund.

Shares of the Funds may be sold to separate accounts of insurance companies that are not affiliated with us or each other, a practice known as “shared funding.” They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as “mixed funding.” As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose contract values are allocated to the Separate Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold directly to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with sale of shares to qualified pension and retirement plans, as disclosed in the Fund’s prospectus and statement of additional information.

CMFG Life Insurance Company’s Statutory-Basis Financial Statements

The statutory-basis financial statements as of __________ and for each of the ____ years in the period ended December 31, ____ appear on the following pages are included in reliance on the report of _________, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Our financial statements should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon our ability to meet our obligations under your Policy.

CMFG Variable Life Insurance Account Separate Account Financial Statements

The financial statements of the Separate Account as of ___ and for each of the ____ years in the period ended December, ___ appear on the following pages are included in reliance on the report of _________, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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Appendix A – First Year Surrender Charges per 1,000 of Specified Amount

ISSUE AGE	MALE COMPOSITE	FEMALE COMPOSITE
0	0.95	0.87
1	1.07	0.99
2	1.19	1.11
3	1.30	1.22
4	1.42	1.34
5	1.54	1.46
6	1.70	1.59
7	1.88	1.72
8	2.06	1.85
9	2.24	1.98
10	2.39	2.11
11	2.51	2.23
12	2.62	2.35
13	2.71	2.46
14	2.80	2.57
15	2.88	2.67

ISSUE AGE	MALE		FEMALE
	NON TOBACCO	TOBACCO	NON TOBACCO	TOBACCO
16	2.94	2.94	2.74	2.74
17	2.99	2.99	2.80	2.80
18	3.03	3.03	2.85	2.85
19	3.10	3.10	2.92	2.92
20	3.21	3.24	3.03	3.05
21	3.37	3.49	3.18	3.28
22	3.56	3.74	3.37	3.51
23	3.78	4.00	3.57	3.75
24	4.03	4.25	3.79	3.98
25	4.29	4.50	4.02	4.21
26	4.57	4.79	4.26	4.51
27	4.88	5.11	4.51	4.85
28	5.21	5.45	4.77	5.22
29	5.55	5.82	5.05	5.59
30	5.89	6.18	5.33	5.95
31	6.23	6.54	5.63	6.31
32	6.59	6.91	5.93	6.68
33	6.95	7.30	6.25	7.04
34	7.32	7.70	6.57	7.42
35	7.71	8.13	6.90	7.79

Note: Preferred and Standard Policies use the same Surrender Charge.

A-1

ISSUE AGE	MALE		FEMALE
	NON TOBACCO	TOBACCO	NON TOBACCO	TOBACCO
36	8.11	8.58	7.22	8.17
37	8.53	9.05	7.55	8.55
38	8.95	9.54	7.88	8.94
39	9.40	10.07	8.22	9.32
40	9.87	10.62	8.58	9.70
41	10.36	11.21	8.96	10.06
42	10.86	11.82	9.35	10.41
43	11.39	12.46	9.76	10.76
44	11.94	13.14	10.18	11.12
45	12.53	13.86	10.64	11.52
46	13.14	14.61	11.10	11.92
47	13.76	15.39	11.56	12.30
48	14.41	16.21	12.06	12.73
49	15.12	17.08	12.62	13.25
50	15.91	18.00	13.28	13.91
51	16.79	19.00	14.07	14.77
52	17.74	20.07	14.98	15.79
53	18.74	21.18	15.94	16.89
54	19.78	22.31	16.92	18.00
55	20.83	23.43	17.86	19.04
56	21.85	24.48	18.70	19.96
57	22.84	25.47	19.49	20.80
58	23.88	26.50	20.30	21.65
59	25.04	27.68	21.20	22.59
60	26.39	29.11	22.30	23.71
61	27.01	29.87	23.08	24.53
62	27.42	30.48	23.84	25.32
63	27.73	31.00	24.55	26.06
64	28.04	31.50	25.20	26.71
65	28.45	32.05	25.75	27.25
66	28.96	32.58	26.18	27.60
67	29.50	33.05	26.49	27.78
68	30.07	33.55	26.74	27.91
69	30.70	34.19	27.00	28.07
70	31.39	35.07	27.31	28.39
71	32.25	36.52	27.72	29.01
72	33.12	37.97	28.12	29.64
73	33.98	39.41	28.53	30.26
74	34.85	40.86	28.93	30.89
75	35.71	42.31	29.34	31.51

Note: Preferred and Standard Policies use the same Surrender Charge.

A-2

Appendix B – Death Benefit Percentage Factor

The death benefit percentage factor required by the Code for treatment of the Policy as a life insurance policy.

Attained Age	Death Benefit Percentage Factor
0-40	2.50
41	2.43
42	2.36
43	2.29
44	2.22
45	2.15
46	2.09
47	2.03
48	1.97
49	1.91
50	1.85
51	1.78
52	1.71
53	1.64
54	1.57
55	1.50
56	1.46
57	1.42
58	1.38
59	1.34
60	1.30
61	1.28
62	1.26
63	1.24
64	1.22
65	1.20
66	1.19
67	1.18
68	1.17
69	1.16
70	1.15
71	1.13
72	1.11
73	1.09
74	1.07
75-90	1.05
91	1.04
92	1.03
93	1.02
94	1.01
95	1.00

B-1

PART C

OTHER INFORMATION

Item 30.	Exhibits

(a)	Board of Directors Resolutions.
(1)	Resolution of the board of directors of CUNA Mutual Insurance Society establishing CUNA Mutual Variable Life Insurance Account (“Registrant”). Incorporated herein by reference to post-effective amendment number 4 on Form N-4 (File No. 333-148426) filed with the Commission November 24, 2008.

(2)	Certified resolution of the board of directors of CUNA Mutual Insurance Society approving the merger between CUNA Mutual Insurance Society and CUNA Mutual Insurance Society. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(3)	Certified resolution of the board of directors of CMFG Life Insurance Company approving the name change between CMFG Life Insurance Company and CUNA Mutual Insurance Society. Incorporated by reference to post-effective amendment number 16 (File No. 333-148426) filed with the Commission on April 27, 2012.

(b)	Custodian Agreements. Not applicable.

(c)	Underwriting Contracts.
(1)	Amended and Restated Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Universal Life Contracts effective January 1, 2008. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(2)	Amended and Restated Servicing Agreement related to the Distribution Agreement between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Universal Life Contracts effective January 1, 2008. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(3)	Form of Selling and Services Agreement. Incorporated herein by reference to post-effective amendment number 7 on Form N-4 (File No. 333-148426) filed with the Commission on April 27, 2009.
(4)	Amended and Restated Distribution and Servicing Agreement for Variable Universal Life Contracts between CMFG Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Universal Life contracts effective January 1, 2015. Incorporated herein by reference to post-effective amendment number 9 to the Form N-6 registration statement (File No. 333-148419) filed with the Commission on April 24, 2015.

(d)	Contracts.
(1)(A)	Standard VUL Contract Form 5202. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(B)	Accelerated Benefit Option Endorsement, Form 1668. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(C)	Accidental Death Benefit Rider, Form 3601. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(D)	Guaranteed Insurability Rider, Form 3652. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(E)	Waiver of Monthly Deduction, Form 3955. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(F)	Other Insured Rider, Form 3956. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(G)	Automatic Increase Rider, Form 3957 1085. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(H)	Child Rider, Form 6005. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(I)	Juvenile Rider, Form 6012. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(J)	Level Term Rider (Sex-Distinct), Form 6017. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(K)	Waiver of Premium and Monthly Deduction Disability Benefit Rider, Form 6029 0994. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(L)	Executive Benefit Plan Endorsement, Form EBP. Incorporated herein by reference to post-effective amendment number 18 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on February 24, 1999.

(2)(A)	Unisex Version Form 5203. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(B)	Level Term Rider (Unisex), Form 6018. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(C)	403(B) Endorsement, Form 1608(VUL) 0994 Incorporated herein by reference to post-effective amendment number17 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 17, 1998.

(3)	State Variation List. Incorporated herein by reference to post-effective amendment number 18 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on February 24, 1999.

(4)	CUNA Mutual Life Insurance Company and CUNA Mutual Insurance Society Merger Endorsement dated December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(e)	Applications.
(1)	Application. Incorporated herein by reference to post-effective amendment number 14 to the Form S-6 registration statement (File No. 33-19718) filed with the Commission on April 18, 1996.

(f)	Depositor’s Certificate of Incorporation and By-Laws.
(1)	Amended and Restated Articles of Incorporation of CUNA Mutual Insurance Society. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(2)	Amended and Restated Bylaws of CUNA Mutual Insurance Society. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(3)	Amended and Restated Articles of Incorporation of CMFG Life Insurance Company. Incorporated by reference to post-effective amendment number 16 (File No. 333-148426) filed with the Commission on April 27, 2012.

(4)	Amended and Restated Bylaws of CMFG Life Insurance Company. Incorporated by reference to post-effective amendment number 16 (File No. 333-148426) filed with the Commission on April 27, 2012.

(5)	Amended and Restated Articles of Incorporation of CMFG Life Insurance Company, effective January 28, 2016. Incorporated by reference to post-effective amendment number 21 (File No. 333-148426) filed with the Commission on April 25, 2017.

(6)	Amended and Restated Bylaws of CMFG Life Insurance Company, effective February 1, 2016. Incorporated by reference to post-effective amendment number 21 (File No. 333-148426) filed with the Commission on April 25, 2017.

(g)	Reinsurance Contracts.
(1)(A)	YRT Reinsurance Agreement between Swiss Re (f/k/a Connecticut General Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective August 1, 1983. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(B)	Amendment No. 1 to YRT Reinsurance Agreement between Swiss Re and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective December 28, 1984. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(C)	Amendment No. 2 to YRT Reinsurance Agreement between Swiss Re (f/k/a Connecticut General Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective May 1, 1985. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(D)	Amendment No. 3 to YRT Reinsurance Agreement between Swiss Re and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective July 1, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(E)	Amendment No. 4 to YRT Reinsurance Agreement between Swiss Re and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective August 1, 1988. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(F)	Amendment No. 5 to YRT Reinsurance Agreement between Swiss Re and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective January 1, 1989. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(G)	Amendment No. 6 to YRT Reinsurance Agreement between Swiss Re and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective July 1, 1990. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(H)	Amendment No. 7 to YRT Reinsurance Agreement between Swiss Re and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective October 1, 1992. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(I)	DAC Tax Amendment between Swiss Re and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective August 30, 1993. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(J)	Amendment No. 8 to YRT Reinsurance Agreement between Swiss Re and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective December 31, 1996. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(K)	Amendment No. 9 to YRT Reinsurance Agreement between Swiss Re and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective January 1, 1999. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(L)	Amendment No. 10 to YRT Reinsurance Agreement between Swiss Re and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective July 1, 2001. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(2)(A)	Facultative YRT Self-Administered Reinsurance Agreement between Frankona America Life Reassurance Company and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective January 1, 1992. Incorporated herein by reference to Form N-6 post-effective amendment no. 24 (File No. 33-19718 filed with the Commission on April 28, 2003.

(B)	Amendment No. 1 to Facultative YRT Self-Administered Reinsurance Agreement between Scottish Re Life Corporation (f/k/a Frankona America Life Reassurance Company) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148420) filed with the Commission on January 2, 2008.

(C)	Amendment No. 2 to Facultative YRT Self-Administered Reinsurance Agreement between Scottish Re Life Corporation (f/k/a Frankona America Life Reassurance Company) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective January 1, 1993. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(D)	Amendment No. 3 to Facultative YRT Self-Administered Reinsurance Agreement between Scottish Re Life Corporation (f/k/a Frankona America Life Reassurance Company) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective December 28, 1995. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(E)	Amendment No. 4 to Facultative YRT Self-Administered Reinsurance Agreement between Scottish Re Life Corporation (f/k/a Frankona America Life Reassurance Company) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective December 31, 1996. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(F)	Amendment No. 5 to Facultative YRT Self-Administered Reinsurance Agreement between Scottish Re Life Corporation (f/k/a Frankona America Life Reassurance Company) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective January 1, 1999. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(G)	Amendment No. 6 to Facultative YRT Self-Administered Reinsurance Agreement between Scottish Re Life Corporation (f/k/a Frankona America Life Reassurance Company) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective January 1, 2000. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(H)	Amendment No. 7 to Facultative YRT Self-Administered Reinsurance Agreement between Scottish Re Life Corporation (f/k/a Frankona America Life Reassurance Company) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective November 1, 1999. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(I)	Amendment No. 7 to Facultative YRT Self-Administered Reinsurance Agreement between Scottish Re Life Corporation (f/k/a Frankona America Life Reassurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective December 31, 2007. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(3)(A)	Reinsurance Agreement between General Reassurance Corporation, Financial Centre and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective January 22, 1986. Incorporated herein by reference to Form N-6 post-effective amendment no. 24 (File No. 33-19718) filed with the Commission on April 28, 2003.

(B)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective January 22, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(C)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective January 22, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(D)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective August 1, 1988. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(E)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective July 1, 1990. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(F)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective September 1, 1990. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(G)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective July 1, 1991. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(H)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective October 1, 1992. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(I)	Special DAC Tax Amendment to the Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective January 1, 1993. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(J)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective October 26, 1994. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(K)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective October 1, 1995. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(L)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective December 31, 1996. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(M)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective January 1, 2000. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(N)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective July 1, 2001. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(O)	Amendment to Facultative Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a General Reassurance Corporation, Financial Centre) and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148420) filed with the Commission on January 2, 2008.

(4)(A)	Reinsurance Agreement between the Lincoln National Life Insurance Company and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective September 1, 1983. Incorporated herein by reference to Form N-6 post-effective amendment no. 24 (File No. 33-19718) filed with the Commission on April 28, 2003.

(B)	Amendment No. 1 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective May 1, 1984. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(C)	Amendment No. 2 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective March 1, 1984. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(D)	Amendment No. 3 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective December 28, 1984. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(E)	Amendment No. 4 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective January 1, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(F)	Amendment No. 5 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective February 1, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(G)	Amendment No. 6 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective April 1, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(H)	Amendment No. 7 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective January 1, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(I)	Amendment No. 8 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective February 1, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(J)	Amendment No. 9 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective July 15, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(K)	Amendment No. 10 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective February 1, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(L)	Amendment No. 11 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective November 1, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(M)	Amendment No. 12 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective of March 1, 1987. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(N)	Amendment No. 13 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective August 1, 1988. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(O)	Amendment No. 14 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective March 1, 1989. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(P)	Amendment No. 15 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective July 1, 1990. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(Q)	Amendment No. 16 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective July 1, 1990. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(R)	Amendment No. 17 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective July 1, 1991. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(S)	Amendment No. 18 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective October 1, 1992. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(T)	Amendment No. 19 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective June 29, 1993. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(U)	Amendment No. 20 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective September 1, 1983. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(V)	Amendment to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective December 31, 1986. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(W)	Amendment No. 21 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective January 1, 1999. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(X)	Amendment No. 22 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective November 1, 1999. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(Y)	Amendment No. 23 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective January 1, 2000. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(Z)	Amendment No. 24 to Reinsurance Agreement between Swiss Re Life & Health of America, Inc. (f/k/a The Lincoln National Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective July 1, 2001. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(Z)(1)	Amended Reinsurance Agreement between Swiss Re Life & Health America, Inc. (f/k/a The Lincoln National Life Insurance Company of Fort Wayne, Indiana) effective December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148420) filed with the Commission on January 2, 2008.

(5)(A)	Facultative Agreement between General American Life Insurance Company and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective September 1, 1991. Incorporated herein by reference to Form N-6 post-effective amendment no. 24 (File No. 33-19718) filed with the Commission on April 28, 2003

(B)	DAC Tax Amendment between General American Life Insurance Company and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective September 1, 1991. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(C)	Amendment No. 1 to Facultative Agreement between RGA Reinsurance Company (f/k/a General American Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective October 1, 1992. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(D)	Amendment No. 2 to Facultative Agreement between RGA Reinsurance Company (f/k/a General American Life Insurance Company) and CUNA Mutual Life Insurance Company effective September 1, 1991. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(E)	Amendment No. 3 to Facultative Agreement between RGA Reinsurance Company (f/k/a General American Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective August 1, 1993. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(F)	Amendment No. 4 to Facultative Agreement between RGA Reinsurance Company (f/k/a General American Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective December 31, 1996. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(G)	Amendment No. 5 to Facultative Agreement between RGA Reinsurance Company (f/k/a General American Life Insurance Company) and CUNA Mutual Life Insurance Company effective January 1, 1999. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(H)	Amendment No. 6 to Facultative Agreement between RGA Reinsurance Company (f/k/a General American Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective July 1, 2001. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(I)	Amendment No. 7 to Facultative Agreement between RGA Reinsurance Company (f/k/a General American Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective January 1, 2000. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(J)	Amendment No. 8 to Facultative Agreement between RGA Reinsurance Company (f/k/a General American Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective January 1, 2002. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(K)	Amendment No. 9 to Facultative Agreement between RGA Reinsurance Company (f/k/a General American Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective January 1, 2003. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(L)	Amended Facultative Agreement between RGA Reinsurance Company (f/k/a General American Life Insurance Company) and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148420) filed with the Commission on January 2, 2008

(6)(A)	Automatic and Facultative Coinsurance Reinsurance Agreement between RGA Reinsurance Company and CUNA Mutual Life Insurance Company, effective September 1, 2003. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(7)(A)	Coinsurance Agreement between Security Life of Denver Insurance Company and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective September 1, 2003. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(8)(A)	Reinsurance Agreement between The Lincoln National Life Insurance Company, Swiss Re Life & Health America Inc. and CUNA Mutual Insurance Society (f/k/a CUNA Mutual Life Insurance Company), effective November 30, 2005. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(9)(A)	Life, Disability and Accidental Death Automatic Reinsurance Agreement No. 1258-04, between Transamerica Occidental Life Insurance Company of Los Angeles, California and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective February 1, 1986. Incorporated herein by reference to Form N-6 post-effective amendment no. 24 (File No. 33-19718) filed with the Commission on April 28, 2003.

(B)	Amendment to Life, Disability and Accidental Death Automatic Reinsurance Agreement No. 1258-04, between Transamerica Occidental Life Insurance Company of Los Angeles, California and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148420) filed with the Commission on January 2, 2008.

(C)	Letter Agreement between Transamerica Occidental Life Insurance Company and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective October 15, 2008. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(10)(A)	Life, Disability and Accidental Death Facultative YRT Reinsurance Agreement between Occidental Life Insurance Company of California and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective January 1, 1981. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(B)	Amendment 1 to Life, Disability and Accidental Death Facultative YRT Reinsurance Agreement between Occidental Life Insurance Company of California and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective November 2, 1981. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(C)	Letter Agreement between Transamerica Occidental Life Insurance Company and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective October 15, 2008. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(11)(A)	Coinsurance Agreement between Transamerica Occidental Life Insurance Company and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective May 1, 2000. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(B)	Amendment 1 to Coinsurance Agreement between Transamerica Occidental Life Insurance Company and CUNA Mutual Insurance Society (f/k/a Lutheran Mutual Life Insurance Company), effective May 1, 2000. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(C)	Letter Agreement between Transamerica Occidental Life Insurance Company and CUNA Mutual Insurance Society (f/k/a Century Life of America), effective October 15, 2008. Incorporated herein by reference to post-effective amendment no. 4 on Form N-6 (File No. 333-148419) filed with the Commission on August 24, 2010.

(h)	Participation Agreements.
(1)(A)	Participation Agreement between T. Rowe Price International Series, Inc. and CUNA Mutual Life Insurance Company dated April 22, 1994. Incorporated herein by reference to Form S-6 pre-effective amendment no. 1 (File No. 333-81499) filed with the Commission on October 6, 1999.

(B)	Amendment to Participation Agreement among T. Rowe Price International Series, Inc. and CUNA Mutual Life Insurance Company dated November 1994. Incorporated herein by reference to Form S-6 pre-effective amendment no. 1 (File No. 333-81499) filed with the Commission on October 6, 1999.

(C)	Amendment to Participation Agreement among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Life Insurance Company dated September 22, 1999. Incorporated herein by reference to Form S-6 post-effective amendment no. 2 (File No. 333-81499) filed with the Commission on April 27, 2000.

(D)	Amendment to Participation Agreement between T. Rowe Price International Series, Inc. and CUNA Mutual Life Insurance Company dated October 1, 2002. Incorporated herein by reference to post-effective amendment number 14 to Form N-4 registration statement (File No. 333-73738) filed with the Commission on April 25, 2003.

(E)	Amendment to Participation Agreement Among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(2)(A)	Participation Agreement between MFS Variable Insurance Trust and CUNA Mutual Life Insurance Company dated April 29, 1994. Incorporated herein by reference to Form S-6 pre-effective amendment no. 1 (File No. 333-81499) filed with the Commission on October 6, 1999.

(B)	Amendment to Participation Agreement dated November 1994. Incorporated herein by reference to Form S-6 pre-effective amendment no. 1 (File No. 333-81499) filed with the Commission on October 6, 1999.

(C)	Amendment to Participation Agreement effective May 1, 1996. Incorporated herein by reference to Form S-6 pre-effective amendment no. 1 (File No. 333-81499) filed with the Commission on October 6, 1999.

(D)	Third Amendment to Participation Agreement between MFS Variable Insurance Trust, CUNA Mutual Life Insurance Company and Massachusetts Financial Services Company dated September 23, 1999. Incorporated herein by reference to Form S-6 post-effective amendment no. 2 (File No. 333-81499) filed with the Commission on April 27, 2000.

(E)	Amendment to Participation Agreement between MFS Variable Insurance Trust, CUNA Mutual Life Insurance Company and Massachusetts Financial Services Company dated October 1, 2002. Incorporated herein by reference to post-effective amendment number 14 to Form N-4 registration statement (File No. 333-73738) filed with the Commission on April 25, 2003

(F)	Amendment to Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and CUNA Mutual Insurance Society effective December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(G)	Amendment No. 6 to Participation Agreement between MFS Variable Insurance Trust, Massachusetts Financial Services Company and CUNA Mutual Insurance Society, effective July 1, 2010. Incorporated herein by reference to post-effective amendment number 4 to Form N-4 registration statement (File No. 333-148421) filed with the Commission on April 27, 2011.

(H)	Amendment No. 7 to Participation Agreement between MFS Variable Insurance Trust, Massachusetts Financial Services Company and CUNA Mutual Insurance Society, effective January 1, 2012. Incorporated by reference to post-effective amendment number 55 (File No. 333-148421) filed with the Commission on April 27, 2012.

(3)(A)	Participation Agreement between Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and CUNA Mutual Life Insurance Company dated February 20, 1997. Incorporated herein by reference to Form S-6 pre-effective amendment no. 1 (File No. 333-81499) filed with the Commission on October 6, 1999.

(B)	Amendment No. 1 between Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and CUNA Mutual Life Insurance Company effective September 21, 1999. Incorporated herein by reference to post-effective amendment number 1 on Form N-4 (File No. 333-148422) filed with the Commission on April 25, 2008.

(C)	Amendment No. 2 to Participation Agreement Among OppenheimerFunds, Inc., Oppenheimer Variable Account Funds and CUNA Mutual Life Insurance Company dated October 1, 2002. Incorporated herein by reference to post-effective amendment number 14 to Form N-4 registration statement (File No. 333-73738) filed with the Commission on April 25, 2003.

(D)	Amendment No. 3 to the Participation Agreement between Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., Panorama Series Fund, Inc. and CUNA Mutual Life Insurance Company, effective July 31, 2005. Incorporated by reference to post-effective amendment number 1 on Form N-4 (File No. 333-148422) filed with the Commission on April 25, 2008.

(E)	Fourth Amendment to Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(F)	Fifth Amendment to the Participation Agreement between Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and CUNA Mutual Insurance Society effective May 1, 2008. Incorporated by reference to post-effective amendment number 1 to Form N-4 registration statement (File No. 333-148421) filed with the Commission on April 25, 2008.

(G)	Sixth Amendment to the Participation Agreement between OppenheimerFunds, Inc., Oppenheimer Variable Account Funds, Panorama Series Fund, Inc. and CUNA Mutual Insurance Society effective July 8, 2008. Incorporated by reference to post-effective amendment number 1 to Form N-4 post-effective amendment number 4 (File No. 333-148426) filed with the Commission on November 24, 2008.

(H)	Amendment 7 to the Participation Agreement between OppenheimerFunds, Inc., Oppenheimer Variable Account Funds, Panorama Series Fund, Inc. and CUNA Mutual Insurance Society effective February 3, 2009. Incorporated by reference to post-effective amendment number 16 (File No. 333-148426) filed with the Commission on April 27, 2012.

(I)	Amendment 8 to the Participation Agreement between OppenheimerFunds, Inc., Oppenheimer Variable Account Funds, Panorama Series Fund, Inc. and CUNA Mutual Insurance Society effective January 1, 2012. Incorporated by reference to post-effective amendment number 16 (File No. 333-148426) filed with the Commission on April 27, 2012.

(J)	Amendment 9 to the Participation Agreement between OppenheimerFunds, Inc., Oppenheimer Variable Account Funds, Panorama Series Fund, Inc. and CMFG Life Insurance Company effective June 20, 2012. Incorporated by reference to post-effective amendment number 17 (File No. 333-148426) filed with the Commission on April 26, 2013.

(4)(A)	Amended and Restated Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. dated May 1, 2004. Incorporated by reference to post-effective amendment number 1 on Form N-4 (File No. 333-148422) filed with the Commission on April 25, 2008.

(B)	Amendment to Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc., dated May 3, 2004. Incorporated by reference to post- effective amendment number 1 on Form N-4 (File No. 333-148422) filed with the Commission on April 25, 2008.

(C)	Amendment to Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc., dated June 5, 2007. Incorporated by reference to post-effective amendment No. 1 on Form N-4 (File No. 333-148422) filed with the Commission on April 25, 2008.

(D)	Amendment No. 3 to Amended and Restated Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. effective December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(E)	Amendment No. 4 to Amended and Restated Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. dated May 1, 2008. Incorporated herein by reference to post-effective amendment number 1 to Form N-4 registration statement (File No. 333-148421) filed with the Commission on April 25, 2008.

(F)	Amendment No. 5 to Amended and Restated Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. dated December 10, 2010. Incorporated herein by reference to post-effective amendment number 4 to Form N-4 registration statement (File No. 333-148421) filed with the Commission on April 27, 2011.

(G)	Amendment No. 6 to Amended and Restated Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., CMFG Life Insurance Company and CUNA Brokerage Services, Inc. dated January 31, 2012. Incorporated herein by reference to post-effective amendment number 17 (File No. 333-148426) filed with the Commission on April 26, 2013.

(H)	Amendment No. 7 to Amended and Restated Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., CMFG Life Insurance Company and CUNA Brokerage Services, Inc. dated January 15, 2013. Incorporated herein by reference to post-effective amendment number 17 (File No. 333-148426) filed with the Commission on April 26, 2013.

(5)(A)	Amended and Restated Fund Participation Agreement between Ultra Series Fund, Mosaic Funds Distributor, LLC and CUNA Mutual Insurance Society dated June 30, 2009. Incorporated herein by reference to post-effective amendment number 9 (File No. 333-148426) filed with the Commission on July 10, 2009.

(B)	Amendment to Amended and Restated Fund Participation Agreement between Ultra Series Fund, Mosaic Funds Distributor, LLC and CUNA Mutual Insurance Society dated September 8, 2009. Incorporated herein by reference to post-effective amendment number 11 (File No. 333-148426) filed with the Commission on October 16, 2009.

(C)	Amendment No. 2 to Amended and Restated Fund Participation Agreement between Ultra Series Fund, Mosaic Funds Distributor, LLC and CUNA Mutual Insurance Society dated December 4, 2009. Incorporated herein by reference to post-effective amendment number 12 (File No. 333-148426) filed with the Commission on February 4, 2010.

(D)	Amendment No. 3 to Amended and Restated Fund Participation Agreement between Ultra Series Fund, Mosaic Funds Distributor, LLC and CUNA Mutual Insurance Society dated November 20, 2010. Incorporated herein by reference to post-effective amendment number 15 to Form N-4 registration statement (File No. 333-148426) filed with the Commission on April 27, 2011.

(E)	Amendment No. 4 to Amended and Restated Fund Participation Agreement between Ultra Series Fund, Mosaic Funds Distributor, LLC and CUNA Mutual Insurance Society dated April 1, 2015. Incorporated herein by reference to post-effective amendment number 21 to Form N-4 registration statement (File No. 333-148426) filed with the Commission on April 25, 2017.

(F)	Amendment No. 5 to Amended and Restated Fund Participation Agreement between Ultra Series Fund, Mosaic Funds Distributor, LLC and CUNA Mutual Insurance Society dated May 1, 2016. Incorporated herein by reference to post-effective amendment number 21 to Form N-4 registration statement (File No. 333-148426) filed with the Commission on April 25, 2017.

(G)	Amendment No. 6 to Amended and Restated Fund Participation Agreement between Ultra Series Fund, Mosaic Funds Distributor, LLC and CUNA Mutual Insurance Society dated November 20, 2010. Incorporated herein by reference to post-effective amendment number 15 to Form N-4 registration statement (File No. 333-148426) filed with the Commission on April 27, 2011.

(6)(A)	Fund Participation Agreement between Vanguard Variable Insurance Fund, The Vanguard Group, Inc. and Vanguard Marketing Corporation and CUNA Mutual Insurance Society, dated October 1, 2002. Incorporated herein by reference to post-effective amendment number 20 (File No. 333-148426) filed with the Commission on April 25, 2016.

(B)	Amendment No. 1 to Participation Agreement between The Vanguard Group, Inc., Vanguard Variable Insurance Fund, Vanguard Marketing Corporation and CUNA Mutual Insurance Society, dated August 31, 2005. Incorporated herein by reference to post-effective amendment number 20 (File No. 333-148426) filed with the Commission on April 25, 2016.

(C)	Amendment No. 2 to Participation Agreement between The Vanguard Group, Inc., Vanguard Variable Insurance Fund, Vanguard Marketing Corporation and CUNA Mutual Insurance Society, dated October 16, 2006. Incorporated herein by reference to post-effective amendment number 20 (File No. 333-148426) filed with the Commission on April 25, 2016.

(D)	Amendment No. 3 to Participation Agreement between The Vanguard Group, Inc., Vanguard Variable Insurance Fund, Vanguard Marketing Corporation and CUNA Mutual Insurance Society, dated October 1, 2008. Incorporated herein by reference to post-effective amendment number 20 (File No. 333-148426) filed with the Commission on April 25, 2016.

(E)	Amendment No. 4 to Participation Agreement between The Vanguard Group, Inc., Vanguard Variable Insurance Fund, Vanguard Marketing Corporation and CUNA Mutual Insurance Society, dated June 12, 2012. Incorporated herein by reference to post-effective amendment number 20 (File No. 333-148426) filed with the Commission on April 25, 2016.

(F)	Amendment No. 5 to Participation Agreement between The Vanguard Group, Inc., Vanguard Variable Insurance Fund, Vanguard Marketing Corporation and CUNA Mutual Insurance Society, dated October 16, 2015. Incorporated herein by reference to post-effective amendment number 20 (File No. 333-148426) filed with the Commission on April 25, 2016.

(i)	Administrative Contracts.
(1)(A)	Administrative Services Agreement between Franklin Templeton Services, LLC and CUNA Mutual Insurance Society dated March 31, 2008. Incorporated herein by reference to post-effective amendment number 7 (File No. 333-148426) filed with the Commission on April 27, 2009.

(B)	Amendment No. 1 to Administrative Services Agreement between Franklin Templeton Services, LLC and CUNA Mutual Insurance Society dated September 10, 2008. Incorporated herein by reference to post-effective amendment number 7 (File No. 333-148426) filed with the Commission on April 27, 2009.

(2)	Administrative Services Letter between MFS Investment Management and CUNA Mutual Insurance Society effective October 1, 2008. Incorporated herein by reference to post-effective amendment number 2 (File No. 333-148420) filed with the Commission on April 27, 2009.

(3)(A)	Letter Agreement between CUNA Mutual Life Insurance Company and T. Rowe Price Associates, Inc. dated September 16, 2002. Incorporated herein by reference to post-effective amendment number 2 (File No. 333-148420) filed with the Commission on April 27, 2009.

(B)	Supplement for Personal Services between CUNA Mutual Insurance Society and T. Rowe Price Investment Services, Inc. date July 31, 2008. Incorporated herein by reference to post-effective amendment number 2 (File No. 333-148420) filed with the Commission on April 27, 2009.

(4)	Services Letter Agreement between CUNA Mutual Insurance Society and Mosaic Funds Distributor, LLC dated June 30, 2009. Incorporated herein by reference to post-effective amendment number 9 (File No. 333-148426) filed with the Commission on July 10, 2009.

(j)	Other Material Contracts.
(1)(A)	Rule 22c-2 Shareholder Information Agreement between T. Rowe Price Services, Inc. and CUNA Mutual Life Insurance Company dated October 16, 2006. Incorporated herein by reference to Form N-6 post-effective amendment no. 29 (File No. 033-19718) filed with the Commission on April 27, 2007.

(B)	Amendment to Rule 22c-2 Shareholder Information Agreement between T. Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(2)(A)	Rule 22c-2 Shareholder Information Agreement between MFS Fund Distributors, Inc. and CUNA Mutual Life Insurance Company dated October 16, 2006. Incorporated herein by reference to Form N-6 post-effective amendment no. 29 (File No. 033-19718) filed with the Commission on April 27, 2007.

(3)	Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Insurance Society effective October 16, 2006. Incorporated herein by reference to initial registration statement on Form N-6 (File No. 333-148419) filed with the Commission on January 2, 2008.

(4)(A)	Shareholder Information Agreement between OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. and CUNA Brokerage Services, Inc. effective September 25, 2006. Incorporated herein by reference to post-effective amendment number 7 (File No. 333-148426) filed with the Commission on April 27, 2009.

(B)	Shareholder Information Agreement between OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. and CUNA Mutual Insurance Society, effective January 31, 2012. Incorporated by reference to post-effective amendment number 16 (File No. 333-148426) filed with the Commission on April 27, 2012.

(5)	Rule 22c-2 Shareholder Information Agreement between Franklin Templeton Distributors, Inc. and CUNA Mutual Life Insurance Company dated April 16, 2007. Incorporated herein by reference to Form N-4 post-effective amendment no. 4 (File No. 333-148426) filed with the Commission on November 24, 2008.

(k)	Legal Opinion.
(1)	Opinion of Counsel from Pamela M. Krill, Esquire. Incorporated herein by reference to post-effective amendment number 1 to Form N-6 registration statement (File No. 333-148419) filed with the Commission on April 25, 2008.

(l)	Actuarial Opinion. Not applicable.

(m)	Calculations. Not applicable

(n)	Other Opinions.
(1)	Consent of Independent Registered Public Accounting Firm (filed herewith)

(o)	Omitted Financial Statements. No financial statements are omitted from Item 24.
(p)	Initial Capital Agreements. Not applicable.

(q)	Redeemability Exemption.
(1)

Issuance, Transfer and Redemption Procedures (Form 5202) Issued by CUNA Mutual Insurance Society dated October, 2012. Incorporated herein by reference to post-effective amendment number 8 on Form N-6 (File No. 333-148419) filed with the Commission April 25, 2014.

(2)	Issuance, Transfer and Redemption Procedures (Form 5202) Issued by CMFG Life Insurance Company dated October, 2020. Incorporated herein by reference to post-effective amendment number 16 on Form N-6 (File No. 333-148419) filed with the Commission April 14, 2021.

(r)	Form of Initial Summary Prospectus. Not applicable.

(s)	Powers of Attorney. (filed herewith)

Item 31.	Directors and Officers of CMFG Life Insurance Company

Name and Principal Business Address	Positions and Offices with Depositor
Michael F. Anderson 5910 Mineral Point Road Madison, WI 53705	Director and Chief Legal Officer

Paul D. Barbato 5910 Mineral Point Road Madison, WI 53705	Secretary and Vice President

Amy Cameron 5910 Mineral Point Road Madison, WI 53705	Director, Executive Vice President and Chief Investment Officer

David G. Brown 5910 Mineral Point Road Madison, WI 53705	Executive Vice President

Cedric Ellis 5910 Mineral Point Road Madison, WI 53705	Executive Vice President and Chief Enterprises Services Officer

Brian J. Borakove 5910 Mineral Point Road Madison, WI 53705	Treasurer and Senior Vice President Corporate Treasurer

Linda S. Nedelcoff 5910 Mineral Point Road Madison, WI 53705	Executive Vice President and Chief Strategy and Human Resources Officer

David Sweitzer 5910 Mineral Point Road Madison, WI 53705	Executive Vice President and Chief Experience Officer

Robert N. Trunzo 5910 Mineral Point Road Madison, WI 53705	Director, President and Chief Executive Officer

Laureen Winger 5910 Mineral Point Road Madison, WI 53705	Director, Executive Vice President and Chief Financial and Products Officer

Item 32. Persons Controlled by or Under Common Control With the Depositor or Registrant.

The registrant is a segregated asset account of CMFG Life Insurance Company and is therefore owned and controlled by CMFG Life Insurance Company. CMFG Life Insurance Company is a stock life insurance company. CMFG Life is duly authorized and licensed to do a life and health insurance business in forty-nine other states, the District of Columbia, and in foreign countries. Various companies and other entities are controlled by CMFG Life Insurance Company and may be considered to be under common control with the registrant or CMFG Life Insurance Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

CUNA Mutual Holding Company

Organizational Chart As Of February 28, 2022

CUNA Mutual Holding Company is a mutual insurance holding company, and as such is controlled by its policy owners. CUNA Mutual Holding Company was formed under the Plan of Reorganization of CMFG Life Insurance Company. CUNA Mutual Holding Company, either directly or indirectly, is the controlling company of the following wholly-owned subsidiaries:

TruStage Financial Group, Inc.

State of domiciled: Iowa

1.	CUNA Mutual Global Holdings, Inc. State of domicile: Iowa

2.	CMFG Ventures, LLC State of domicile: Iowa

3.	SafetyNet Insurance Agency, LLC State of domicile: Iowa

4.	CMFG Ventures Discovery Fund, LLC State of domicile: Iowa

5.	CMFG Life Insurance Company State of domicile: Iowa

CMFG Life Insurance Company, either directly or indirectly, is the controlling company of the following wholly-owned subsidiaries, all of which are included in the CMFG Life Insurance Company’s consolidated financial statements:

	A.	CUNA Mutual Investment Corporation owns the following: State of domicile: Wisconsin

		1.	MEMBERS Life Insurance Company State of domicile: Iowa

		2.	CUMIS Insurance Society, Inc. owns the following: State of domicile: Iowa

			a.	CUMIS Specialty Insurance Company, Inc. State of domicile: Iowa

			b.	CUMIS Mortgage Reinsurance Company State of domicile: Wisconsin

	3.	CUNA Brokerage Services, Inc. State of domicile: Wisconsin

	4.	CUNA Mutual Insurance Agency, Inc. State of domicile: Wisconsin

	5.	CUMIS Vermont, Inc. State of domicile: Vermont

	6.	International Commons, Inc. State of domicile: Wisconsin

	7.	MEMBERS Capital Advisors, Inc. State of domicile: Iowa

		a.	MCA Fund I GP LLC State of domicile: Delaware

		b.	MCA Fund II GP LLC State of domicile: Delaware

		c.	MCA Fund III GP LLC State of domicile: Delaware

		d.	MCA Fund IV GP LLC State of domicile: Delaware

		e.	MCA Fund V GP LLC State of domicile: Delaware

		f.	MCA Fund VI LLC State of domicile: Delaware

	8.	CMG Student Lending Services, LLC State of domicile: Delaware

	9.	CPI Qualified Plan Consultants, Inc. State of domicile: Delaware

	10.	Five County Holdings, LLC State of domicile: Illinois

B.	6834 Hollywood Boulevard, LLC State of domicile: Delaware

C.	TruStage Insurance Agency, LLC State of domicile: Iowa

D.	CUNA Mutual Management Services, LLC State of domicile: Iowa

	1.	Compliance Systems, LLC State of domicile: Michigan

		2.	CUneXus Solutions, LLC State of domicile: Delaware

		3.	ForeverCar Holdings, Inc. State of domicile: Delaware

			a.	ForeverCar LLC State of domicile: Illinois

			b.	ForeverCar Consumer Credit LLC State of domicile: Illinois

	E.	MCA Fund I Holding LLC State of domicile: Delaware

	F.	MCA Funds Holding Company LLC State of domicile: Delaware

	G.	AdvantEdge Digital, LLC State of domicile: Iowa

	H.	MCA Fund II Holding LLC State of domicile: Delaware

	I.	MCA Fund III Holding LLC State of domicile: Delaware

	J.	American Memorial Life Insurance Company State of domicile: South Dakota

	K.	Union Security Insurance Company State of domicile: Kansas

	L.	Family Considerations, Inc. State of domicile: Georgia

	M.	Association of Personal Resource Planning, Inc. State of domicile: Virginia

	N.	Mt. Rushmore Road, LLC State of domicile: Delaware

6.	CUNA Mutual Holding Company either directly or indirectly, is the controlling company of the following:

	A.	CUNA Mutual International Finance, Ltd. State of domicile: Cayman Islands

	B.	CUNA Mutual International Holdings, Ltd. State of domicile: Cayman Islands

	C.	TruStage Global Holdings, ULC State of domicile: Alberta, Canada

	1.	TruStage Life of Canada State of domicile: Toronto, Canada

		a.	Association for Personal Resource Planning of Canada State of domicile: Ontario, Canada

	2.	Family Side, Inc. State of domicile: Ontario, Canada

D.	CUNA Caribbean Holdings St. Lucia, Ltd. State of domicile: St. Lucia

	1.	CUNA Caribbean Insurance Jamaica Limited State of domicile: Jamaica

	2.	CUNA Caribbean Insurance OECS Limited State of domicile: St. Lucia

	3.	CUNA Mutual Insurance Society Dominicana, S.A. State of domicile: Dominican Republic

	4.	CUNA Caribbean Insurance Society Limited State of domicile: Trinidad and Tobago

Item 33.		Indemnification

Section 8 of the Amended and Restated Bylaws of CMFG Life Insurance Company and Article V of CMFG Life Insurance Company Amended and Restated Articles of Incorporation together provide for indemnification of officers or directors of CMFG Life Insurance Company against claims and liabilities the officers or directors become subject to by reason of having served as officer or director of CMFG Life Insurance Company or any subsidiary or affiliate company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such person in the line of duty as director or officer, except liability arising out of the officers’ or directors’ willful misconduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 34.	Principal Underwriter

(a)	CUNA Brokerage Services, Inc. is the principal underwriter for the Registrant as well as for the CMFG Variable Annuity Account.

(b)	Officers and Directors of CUNA Brokerage Services, Inc.

Name and Principal Business Address	Positions and Office with Underwriter
Michael F. Anderson*	Director
Paul D. Barbato*	Secretary
Jenny Brock*	Treasurer
Katherine Castro*	Assistant Secretary
Paul J. Chong*	Director
Robert Comfort ***	President
Christopher Copeland*	Director
William A. Karls*	Director
John Landers**	Vice President and Chief Compliance Officer
David L. Sweitzer*	Director

*The principal business address of these persons is: 5910 Mineral Point Road, Madison, Wisconsin 53705
**The principal business address of this person is: 2000 Heritage Way, Waverly, Iowa 50677

***The principal business address of this person is: 44 Willow Pond Court, Woolwich Township, NJ 08085

(c)           CUNA Brokerage Services, Inc. is the only principal underwriter. The services provided by CUNA Brokerage Services, Inc. are set forth in the Amended and Restated Distribution Agreement and Amended and Restated Servicing Agreement filed as exhibits to this registration statement.

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Compensation
CUNA Brokerage Services, Inc.	$134*	0	$42	$92

*Information as of December 31, 2021.

Item 35.	Location of Accounts and Records

All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by CMFG Life Insurance Company at 2000 Heritage Way, Waverly, Iowa 50677 or at MEMBERS Capital Advisors, Inc. or CMFG Life Insurance Company, both at 5910 Mineral Point Road, Madison, Wisconsin 53705; and se2, 5801 SW Sixth Ave, Topeka, Kansas 66636-0001.

Item 36.	Management Services

All management contracts are discussed in Part A or Part B.

Item 37.	Fee Representation

CMFG Life Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CMFG Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, and State of Wisconsin as of __ day of April, 2022.

CMFG Variable Life Insurance Account (Registrant)

By:	/s/Robert N. Trunzo
Robert N. Trunzo
President and Chief Executive Officer, CMFG Life Insurance Company

CMFG Life Insurance Company (Depositor)

By:	/s/Robert N. Trunzo
Robert N. Trunzo
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities as of the dates indicated.

SIGNATURE AND TITLE		DATE

By:	/s/Brian J. Borakove	April __, 2022
Brian J. Borakove
Treasurer and Senior Vice President, Corporate Treasurer (Chief Accounting Officer)

By:	/s/Laureen Winger	April __, 2022
Laureen Winger
Director, Executive Vice President and Chief Financial and Products Officer

By:	/s/Robert N. Trunzo	April __, 2022
Robert N. Trunzo
Director, President and Chief Executive Officer

By:	*	April __, 2022
Michael F. Anderson
Director

By:	*	April __, 2022
Amy Cameron
Director

By:	*	April __, 2022
Laureen Winger
Director

By:	*	April __, 2022
David Sweitzer
Director

By:	*	April __, 2022
Brian J. Borakove
Treasurer

By:	*	April __, 2022
Paul D. Barbato
Secretary

*Signed pursuant to Power of Attorney dated April __, 2022, filed electronically with post-effective amendment number __ (File No. 333-148419) filed with the Commission on April __, 2022.

By:	/s/Jennifer Kraus Florin
Jennifer Kraus Florin
Associate General Counsel